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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL
JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL

RECEIVED
2005 DEC 19 A 11: 5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05013380

SUPPL

December 8, 2005

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

RECEIVED

2005 DEC 19 A 11:52

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH NOVEMBER 30, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

1.1 Financial review of Crédit Agricole S.A. at 30 September 2005, published on November 22, 2005.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

2.1 Publication relating to the issuance of €480 million in subordinated debt published on October 5, 2005.

2.2 Summary of assets and liabilities as at September 30, 2005, published on November 7, 2005.

2.3 Publication relating to the issuance of €312.5 million in subordinated debt, published on November 30, 2005.

2.4 Publication relating to the issuance of €87.5 million in subordinated debt, published on November 30, 2005.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through November 30, 2005.

3.2 Presentation entitled "Results for Q3-05 and the first nine months of 2005", dated November 16, 2005.

3.3 Declaration by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between October 31, 2005 and November 4, 2005, registered with the AMF on November 7, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Financial Review of Crédit Agricole S.A. at 30 September 2005

Published November 22, 2005

Please see attached.

Crédit Agricole S.A.: Update A.06 to the 2004 shelf-registration document (n° D.05-02033)



Update A.06

Financial review at 30 September 2005

Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

CONTENTS

1- Person responsible for update and audit

- **Person responsible for update**
- **Person responsible for financial information**
- **Statutory auditors**

2- Recent trends

- **Crédit Agricole S.A. results at 30 September 2005**
- **Other recent trends**

3- Cross-reference table

AMF

The original French version of this document was registered with the *Autorités des Marchés Financiers (MAF)* on 22 November 2005, in accordance with Book II of its General Regulations. It supplements the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233 like its update A01 to A05. It may be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1- Person responsible for update and for financial information

➢ Person responsible for update

M. Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

➢ Statement by the person responsible for update

"After all due diligence and to the best of my knowledge, the information contained in this document is true and accurate, provides all the facts required for investors to make an informed assessment on the issuer's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance."

Crédit Agricole S.A. has received a letter of completion of work from its Statutory Auditors, in which the Auditors state that they have audited the information on the company's financial position and accounts contained in this update, in accordance with professional standards applicable in France."

The letter of completion of work states that the estimated data on the impact of IAS 32, 39 and IFRS 4 on 2004 contained in this update have not been audited by the Statutory Auditors."

Signed in Paris, 22 November 2005

Georges Pauget

Chief Executive Officer
Crédit Agricole S.A.

Person responsible for financial information

Mr Denis Kleiber

Head of Investor Relations
Group Financial Division
Crédit Agricole S.A.
Telephone: +33 1 43 23 26 78

STATUTORY AUDITORS

Persons responsible for audit

Statutory Auditors

Barbier Frinault et Autres Ernst & Young Represented by Valérie Meeus 41, rue Ybry 92576 Neuilly-sur-Seine Cedex Statutory Auditors, members of "*Compagnie Régionale des Commissaires aux Comptes de Versailles*"	PricewaterhouseCoopers Audit Represented by Gérard Hautefeuille 63, rue de Villiers 92200 Neuilly-sur-Seine Cedex Statutory Auditors, members of "*Compagnie Régionale des Commissaires aux Comptes de Paris*"

Alternates

Alain Grosmann 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	Pierre Coll 63, rue de Villiers 92200 Neuilly-sur-Seine Cedex

Barbier Frinault et Autres was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

Barbier Frinault et Autres, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

Alain Grosmann was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

The following auditors were appointed at the Ordinary General Meeting of 19 May 2004 for a term which expires at the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005:

- PricewaterhouseCoopers Audit, Statutory Auditors;
- PricewaterhouseCoopers Audit is represented by Gérard Hautefeuille;
- Pierre Coll, Alternate Auditor.

2. RECENT TRENDS

The financial information for the third quarter of 2005 has not been audited by the Statutory Auditors.

2.1. Results at 30 September 2005

> **Press release**

On 16 November 2005, Crédit Agricole S.A. announced its consolidated results at 30 September 2005.

Strong earnings growth

2005 nine-month results
(Change 9 months 2005/9 months 2004)

• **Gross operating income**	**€3,319 million (+ 19.4%)**
• **Net income (Group share)**	**€2,885 million (+ 40.0%)**
• **Cost/income ratio**	**66.8% (- 2.8 points)**
• **Annualised ROE**	**15.8%**

2005 third-quarter results
(Change 3rd quarter 2005/ 3rd quarter 2004)

• **Gross operating income**	**€1,088 million (+ 39.7%)**
• **Net income (Group share)**	**€1,020 million (+ 59.4%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 16 November 2005 to approve the results for the nine months to September 2005.

Crédit Agricole S.A. achieved an excellent performance in the first nine months of the year. **Net income (Group share)** came to €2,885 million, an increase of 40.0% compared with the same period of 2004, confirming the positive trend of the first half.

This performance reflects solid growth in gross operating income (+19.4%), a continued low level of risk-related costs and a significant increase (+31.9%) in the contribution from equity affiliates. Each business line contributed to the growth of income.

During the third quarter, major commercial and marketing initiatives were undertaken:

- Credit Lyonnais unveiled a new positioning, with a new logo and a new brand "LCL", to be more in line with its current and future customer's expectations ;
- Implementation of a new concept: "a lasting relationship" between customers and the Regional Banks, which is part of their business development strategy announced in autumn of 2004.

Two major innovative marketing campaigns were launched to promote the new positioning of the two retail networks of the group; the initial results of which have proved very promising.

- the creation of Crédit Agricole Structured Asset Management (CASAM), which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. With €33 billion in assets under management through 430 funds, CASAM is already a leading player in this market particularly in France and in Japan.
- the creation of Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS) puts the group amongst the leading institutions for investor services: n°3 in Europe, n°1 custodian bank and fund administrator in France.

Third-quarter results were excellent, with gross operating income up 39.7% and net income (Group share) up 59.4% compared with the third quarter of 2004, which was a favorable base for comparison. Despite the usual unfavourable seasonal effects, the third quarter accounted for a third of the first nine month earnings, confirming the positive trend of previous quarters and strong growth across all businesses linked to retail banking, asset gathering and corporate and investment banking.

After the Board meeting, Georges Pauget, Chief Executive Officer, highlighted *"the quality of third quarter results, which consolidate on the trend of the first half."* He added: *"based on its solid foundations, Crédit Agricole S.A. will move forward with confidence and launch a plan which will reflect the Group's overall growth ambitions."*

René Carron, Chairman, commented *"Crédit Agricole S.A.'s excellent performance since the beginning of the year demonstrates our ability to achieve sustainable, profitable growth, which was the key objective we set at the time of our initial public offering."*

*

* *

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first nine months of 2005 came to €2,885 million, an increase of 40.0% compared with the same period of 2004[1]. Excluding integration-related costs, net income was up 33.4% to €2,997 million.

Gross operating income rose by 19.4% to €3,319 million, driven by two factors:

- net banking income up 9.6% to €10,011 million resulting from strong business momentum and re-established growth dynamics across all business lines;
- operating expenses contained to €6,692 million, an increase of 5.4% due to organic growth across all business lines, partly offset by synergy effects.

Consequently, the cost/income ratio improved by 2.8 percentage points compared with the first nine months of 2004, falling to 66.8%.

Risk-related costs came to €438 million in a continued favourable risk environment, an increase of 4.8% compared with the same period of 2004.

The contribution from equity affiliates rose by 31.9% to €1,140 million. This robust growth was driven by the Regional Banks, which increased their contribution by 15.9%, and by international retail banking, with a 41.2% increase (compared to 9M-04), principally from Banca Intesa.

Pre-tax income totalled €4,061 million, an increase of 23.8% compared with the same period of 2004. Integration-related costs recognised in the first nine months came to €172 million, a sharp reduction of €100 million compared with the same period of 2004.

Synergies achieved (€620 million for the full year 2005 as of 30 September 2005) are in line with this year's targets.

Net income (Group share) before integration-related costs came to €2,997 million, giving an annualised ROE of 15.8%.

During the third quarter of 2005, business was very dynamic in all divisions, generating strong growth of income compared to the same period of last year particularly in asset management and in corporate and investment banking, which benefited as well from a favourable base effect. Net income (Group share) for the third quarter of 2005 amounted to €1,020 million, an increase of 59.4% on the third quarter of 2004, confirming the excellent trend of the first half. This performance was driven by strong growth in gross operating income, which rose by 39.7% compared with the third quarter of 2004 to €1,088 million. Risk-related costs were up but remain very low. The contribution from equity affiliates rose by 41.5%, due mainly to an excellent performance from Banca Intesa.
During the quarter, a capital gain linked with the establishment of CACEIS (€88 million) and a goodwill depreciation (€83 million) relating to EFL and Finaref Nordic were recorded as a result of changes in their economic environment.

1 For more meaningful comparisons, figures for the first nine months of 2004 have been restated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. They have not been audited.

In € millions	Q3-04*	Q3-05	Change Q3/Q3*	9m-04*	9m-05	Change 9m/9m*
Net banking income	**2,858**	**3,317**	**+16.1%**	**9,132**	**10,011**	**+9.6%**
Operating expenses	(2,079)	(2,229)	+7.2.%	(6,352)	(6,692)	+5.4%
Gross operating income	**779**	**1 088**	**+39.7%**	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(109)	(177)	+62.4%	(418)	(438)	+4.8%
Contribution from equity affiliates	284	402	+41.5%	864	1,140	+31.9%
Net gain/(loss) on disposal of other assets	82	21	(74.4%)	53	40	(24.5%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(108)	(28)	(74.1%)	(272)	(172)	(36.8%)
Net income	**713**	**1,111**	**+55.8%**	**2,290**	**3,153**	**+37.7%**
Net income (Group share)	**640**	**1,020**	**+59.4%**	**2,060**	**2,885**	**+40.0%**
Net income (Group share) before integration-related costs	**712**	**1,034**	**+45.2%**	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**	**69.6%**	**66.8%**	**(2.8 pts)**
ROE					**15.8%**	

* 2004 figures are estimates in accordance with IFRS, including IAS 32, IAS 39 and IFRS 4, and have not been audited.

FINANCIAL POSITION

Total equity (Group share) amounted to €29.4 billion at end September 2005 compared with €27.7 billion at end June 2005.

Risk-weighted assets increased by 4.9% versus June 2005 tot €247.5 billion.

With a respective 8.2% and 7.8%, the overall solvency ratio and the Tier One ratio were unchanged at 30 September 2005 compared to 30 June 2005.

RESULTS BY BUSINESS LINE

In the first nine months of 2005, Crédit Agricole S.A.'s six business lines' contribution to pre-tax income was up 36.0%, with a significant increase in contribution from asset management, insurance and private banking, and corporate and investment banking.

Annualised ROE was up sharply to 19.7%.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In line with first half trends, business momentum was robust during the third quarter, and reflected strong growth in new lending and new inflows as well as in terms of outstandings. Various commercial successes contributed to this growth, such as the Regional Banks' active participation in the Gaz de France IPO (over 25% market share), innovative offerings in mortgage loans to meet client needs, and in services, sharp growth in premium payment cards.
At the end of September, an innovative new advertising campaign was launched around the theme "a lasting relationship". This campaign forms part of the market share and business development strategy introduced by the Regional Banks at the end of 2004.

Total customer assets rose by €31.9 billion over one year to reach €444.3 billion, an increase of 7.7%. Growth in deposits was driven by sight deposits (+ 5.0%) and passbook accounts (+ 6.9%), although growth in passbook accounts was held back by the cut in government-controlled interest rates introduced in August.
In a more favourable market environment, customer investments grew by over 12%, supported by mutual funds and securities placed and held by clients of the Regional Banks, which were up 14.6% and 11.7% respectively over one year. Life insurance inflows remained as strong as ever, with in-force business rising by 11.6% over one year.

Lending activities were buoyant, with sustained growth in new medium and long-term loans (+ 13.3% compared with the first nine months of 2004) and more particularly mortgage loans where new lending was up 19.4% year-on-year. At end September 2005, total loans outstanding rose by 9.6% to €258.9 billion, an acceleration in growth compared with the previous year. All lending activities contributed to this growth, with a particular increase in mortgage loans (+ 13.9%), an excellent performance in SME loans (+ 10.8%) and local authority loans (+ 9%).

For the first nine months of 2005, the Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 15.9% to €578 million. This growth reflects continued strong business momentum, good cost discipline and an all-time low in risk-related costs.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net income accounted for at equity (at 25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Contribution of equity affiliates	209	+14.0%	+1.0%	653	+16.9%
Tax*	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Tax impact of dividends received from the Regional Banks.

In the first nine months of 2005, the Regional Banks' aggregate net banking income amounted to €9.028 billion, an increase of 6.3% compared with the same period of 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.6%. Thanks to tight cost control (+ 2.6%), the cost/income ratio fell by 1.1 percentage points to 58.0%. Gross operating income came to €3.557 billion, an increase of 7.6% compared to the same period last year.

The cost of credit risk fell to an all-time low of 17 bp, while doubtful loans decreased to 3.2% of total loans outstanding compared with 3.7% last year, while provision cover improved to 72.5%.

Aggregate net income accounted for at equity at 25% increased by 16.6% to €529 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 15.9% at €578 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.9%.

In the third quarter of 2005, gross operating income came to €1,186 million, an increase of 7.8% compared with the third quarter of 2004. This excellent performance was due to a 5.2% increase in net banking income coupled with a limited rise in operating costs (+3.3%).
The contribution to Crédit Agricole S.A.'s net income was €205 million, an increase of 11.6% compared with the same period of 2004 and a 6.6% increase on the second quarter of 2005.

2. FRENCH RETAIL BANKING – LCL

LCL's business momentum remained strong in the third quarter. A further eight new branches were opened in the three months and a campaign to promote the new brand name was successfully launched at the end of the summer, the initial results of which have proved promising.

Deposits rose sharply in the third quarter due to some innovative commercial offerings, including the "twice as much interest" campaign for passbook accounts and the 'Cerise' passbook. Customer investments were also strong, driven by the Gaz de France IPO (market share 13%) and the launch of new mutual funds which boosted net inflows. At end September 2005, total customer assets were up 6.9% with strong growth in passbook deposits (+ 19.3%) and a continued good performance in life insurance, with in-force business up 10.2% year-on-year.

In line with trends since the beginning of the year, lending activity picked up speed in the third quarter, with strong growth in new mortgage lending and continued sustained growth in medium and long-term SME loans (+ 50.0% compared with the first nine months of 2004. The total loan book rose by 8.9% to €52 billion at 30 September 2005, with a substantial increase in the mortgage book (+ 12.1% year-on-year), and lending to corporates and small businesses (+ 6.7% and + 5.5% respectively).

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7.0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Income tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	**71.7%**	**(1.2 pt)**	**+3.5 pts**	**71.5%**	**(1.6 pt)**
Allocated capital (€bn)				**2.4**	
ROE				**25.8%**	

* 2004 figures on a like-for-like basis

In the first nine months of the year, gross operating income rose by 8.4%, with net banking income up 2.4% driven by 4.9% growth in fee income, largely on insurance business (+7.9%) and securities (+8.8%). Operating expenses rose by only 0.2% despite a rise in marketing expenditure as part of LCL's business plan.

The cost/income ratio therefore improved by 1.6 percentage point over the period to 71.5%.

Risk-related costs were down 20.4% to €90 million compared with the first nine months of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 31 basis points versus 45 basis points in 2004. Provision cover strengthened further to 81.5%.

Net income came to €454 million, an increase of 14.1% compared with the same period of 2004, giving an annualised ROE of 25.8%.

In the third quarter of 2005, gross operating income rose by 7.0%, with net banking income up 2.4% thanks to strong growth in fee income (+ 6.2%) driven chiefly by a good momentum in sales of insurance products and securities. Despite the launch of the new "LCL" brand name, growth in operating expenses was contained to just 0.7% compared with the third quarter of 2004. Risk-related costs were down 47.2% to €18 million, chiefly due to a net provision reversal in the corporate market. Net income stood at €157 million, an increase of 14.4% on the third quarter of 2004.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth in international consumer finance activities, driven by increased business with existing partners and the continued search for new ones.

At end September 2005, the consumer credit book amounted to €35.4 billion, an increase of 17.2% compared with end September 2004. This growth stemmed from acceleration in new financing, which was up 18.8% year-on-year, largely thanks to foreign subsidiaries (+ 46%). The main contributors were Agos Itafinco (partnership with Banca Intesa), Credicom, Wafasalaf and Creditplus. All in all, international consumer credit outstandings rose by 45.7% year-on-year. In France where new business rose by 6.7%, growth was underpinned by increased cooperation with the Regional Banks (+ 27.6% year-on-year) with strong demand for OPEN and TEMA products, and with LCL (+ 12.2% year-on-year).

In a sluggish economic environment, lease finance continued to consolidate its performance, with 5.5% growth in new financing. Total outstandings amounted to €12.5 billion at end September 2005.

At the end of the third quarter, the two factoring subsidiaries, Eurofactor and Transfact, merged to create the largest factoring company in France with 24% market share. The new entity is called Eurofactor. The factoring business continued to perform well, with factored receivables up 13.6% compared with the first 9 months of 2004 to €22.3 billion. Growth was even stronger in the international markets, at 26.8%.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net banking income	**601**	**+8.8%**	**+1.2%**	**1,798**	**+6.8%**
Operating expenses	(317)	+8.0%	+3.0%	(950)	+7.2%
Gross operating income	**284**	**+9.6%**	**(0.7%)**	**848**	**+6.5%**
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	**106**	**(39.7%)**	**(47.2%)**	**490**	**(5.0%)**
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	**47**	**(62.5%)**	**(63.1%)**	**302**	**(12.9%)**
Net income before integration-related costs and depreciation on goodwills	**130**	**+3.2%**	**+1.4%**	**385**	**+9.2%**
Cost/income ratio	**52.8%**	**(0.4pt)**	**+0.9pt**	**52.8.%**	**+0.1pt**
Allocated capital (€bn)				**2.2**	
ROE				**23.2 %***	

* excluding depreciation on goodwills

In the first nine months of 2005, net banking income for the segment as a whole came to €1,798 million, an increase of 6.8% compared with the same period of 2004. Operating expenses were up 7.2% due to growth in the international consumer credit business. Consequently, gross operating income rose by 6.5% to €848 million.
Risk-related costs rose moderately by 2.8%. Net income before integration-related costs and goodwill depreciation amounted to €385 million, an increase of 9.2% compared with the same period of 2004. Annualised ROE stood at 23.2%.

Business dynamics remained brisk during Q3-05, supported by new product launches in consumer credit and by the signing of new partnership agreements.
In the third quarter of 2005, gross operating income amounted to €284 million, an increase of 9.6% compared with the third quarter of 2004. This was mainly due to net banking income growing faster than operating expenses (8.8% versus 8.0%), driven by strong growth in international business. After risk-related costs, net income before integration-related costs and goodwill depreciation was up 3.2% compared with the third quarter of 2004.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance continued to perform exceptionally well while building first-class positions in their business areas in particular in the third quarter. This was reflected in the creation of Crédit Agricole Structured Asset Management (CASAM) on 1 September, which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. CASAM is a leading player in the market with 430 funds and €33 billion in assets under management. The creation of Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS) has strengthened the group's position in investor services. It is now number three in Europe, number one custodian bank and fund administrator in France, and number four fund administrator in Luxembourg.

Asset under management for the segment as a whole rose by 21.7% to €485.5 billion (excluding double counting) at end September 2005, driven by brisk new inflows in both asset management and life insurance, coupled with a recovery in the markets.

In Asset management, assets under management rose by more than €78 billion to reach €416.4 billion, a year-on-year increase of 22.4%. In the first nine months of the year, net inflows came to more than €29 billion and market effect contributed a further €33.1 billion to assets under management. New business came mainly from bonds, alternative investments and structured products. Since the beginning of the year, the international subsidiaries have contributed 38% of net inflows, reflecting the segment's robust growth model. CAAM continued to innovate during the third quarter, launching a number of new funds (Egeris for the LCL network, Selecta for the Regional Banks and Dynamo for institutional investors ...).

Private banking assets under management amounted to €77.4 billion, an increase of 14% over the first nine months of the year, chiefly due to a general upturn in the financial markets, a change in scope coupled with growth in net inflows, particularly in France with BGPI and in Monaco.

As in previous quarters, life insurance posted buoyant business volumes. Premium income for the first nine months of 2005 was in line with the market, with growth of 13.1% to €13.6 billion, driven largely by new unit-linked business. Assets under management reached €139.7 billion, representing a year-on-year increase of 11%.

Property & casualty insurance posted further strong growth, with an 18.9% increase in premium income and 1.4 million new policies written since the beginning of the year.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**816**	**+21.7%**	**+8.7%**	**2,345**	**+14.1%**
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	**474**	**+49.2%**	**+18.2%**	**1,315**	**+26.4%**
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net gain/(loss) on disposal of other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	**486**	**+49.9%**	**+19.4%**	**1,342**	**+29.2%**
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	**310**	**+42.7%**	**+5.3%**	**895**	**+28.7%**
Cost/income ratio	**41.9%**	**(10.7pts)**	**(4.7pts)**	**43.9%**	**(5.5pts)**
Allocated capital (€bn)				**6.1**	
ROE				**19.6%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, gross operating income rose sharply by 26.4% compared with the same period of 2004, driven by the combined effect of strong growth in net banking income (+ 14.1%) and tight control over costs (+ 1.6%).

Net income before integration-related costs came to €895 million, an increase of 28.7% compared with the first nine months of 2005. Annualised ROE stood at 19.6%.

Business in the third quarter was particularly robust with €8.2 billion in net new inflows in asset management and €3.9 billion in life insurance. Net banking income increased 21.7% compared with the third quarter of 2004, which was a low base for comparison and up 8.7% versus the second quarter of 2005. Operating expenses were down 3.0% which led to a sharp increase of 49.2% (up 18.2% versus previous quarter) in gross operating income. Net income before integration-related costs came to €310 million, an increase of 42.7% compared with the third quarter of 2004.

5. CORPORATE AND INVESTMENT BANKING

During the first 9 months of 2005, the results of the Corporate and Investment Bank were sharply up (+ 55.9%) for the net income before integration-related costs and +50.9% for the gross operating income. In a well-oriented economic outlook, but in a tight margins environment, the net banking income increased by 17.9%, whereas the operating expenses rose by a modest 4.6%. Resultingly, the cost/income ratio decreased by 8.1 points to 63.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**1,107**	**+34.3%**	(1.1%)	**3,258**	**+17.9%**
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%
Gross operating income	**416**	**+ 76.9%**	**(4.3%)**	**1,205**	**+50.9%**
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%
Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	17	n.m.
Pre-tax income on ordinary activities	**456**	**+67.6%**	(3.8%)	**1,324**	**+54.5%**
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%
Net income before integration-related costs	**357**	**+72.3%**	**(2.3%)**	**1, 024**	**+55.9%**
Cost/income ratio	**62.4%**	**(9.1 pts)**	**+1.3pt**	**63.0%**	**(8.1 pts)**
Allocated capital (€ bn)				**8.3**	
ROE				**16.5 %**	

* 2004 data on a like-for-like basis

The third quarter of 2005 shows more acutely the very favourable trend mentioned with respect to the first 9 months of 2005, with a 72.3% increase in net income before integration-related costs, compared to the third quarter of 2004, which was a low performance period. This trend results from a marked increase in the gross operating income (+76.9%) to €416 million, generated by strong growth in net banking income (+34.3%, at a rate double that of operating expenditure).

Both financing activities and capital markets and investment banking contributed to this excellent performance.

Financing activities

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**464**	**+17.1%**	(7.5%)	**1,387**	**+9.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%
Net gain/(loss) on disposal of other assets	-	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**
Tax	(60)	+18.6%	**(18.7%)**	(192)	+23.9%
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**
Cost/income ratio	**43.5%**	**(5.7 pts)**	**+1.6 pt**	**44.2%**	**(8.4 pts)**
ROE				**15.7%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, financing activities contributed €689 million in net income before integration-related costs, an increase of 39% compared with the same period of 2004. The annualised ROE stood at 15.7%.

In an environment of falling margins, net banking income rose by 9.3% to €1,387 million (10.3% on a like-for-like basis and at constant exchange rates) due to a good performance in higher value-added activities such as structured finance (+ 21%), with brisk activity in project finance and buy-outs. Operating expenses were down 8.2% to €613 million. Gross operating income therefore came to €774 million, an increase of 28.6% (30.2% on a like-for-like basis and at constant exchange rates) while the cost/income ratio fell by 8.4 percentage points to 44.2%.

Risk-related costs registered a net reversal of €20 million and the contribution from equity affiliates (chiefly Al Saudi Al Fransi Bank) came to €85 million, an increase of 48.3% on the same period of 2004.

Despite continued strong competition in financing activities, net banking income for the third quarter of 2005 grew by 17.1% compared with the same period of 2004, thanks to some excellent LBO and project finance deals. In a buoyant market, property financing also performed well. As a result of this strong business momentum and high syndication volumes outstanding at 30 September 2005, risk-weighted assets hit a temporary peak.
Operating expenses rose by a moderate 3.5% compared with the third quarter of 2004. Consequently, gross operating income rose by 30.2%. Against a background of continued low risk-related costs and after a sharp rise in the contribution from equity affiliates, net income before integration-related costs amounted to €227 million, an increase of 36.3% compared with the third quarter of 2004.

The cost/income ratio fell by 5.7 percentage points to 43.5%.

Capital markets and investment banking

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.
Equity affiliates	1	-	n.m.	1	-
Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	16	n.s.
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**
Tax	(39)	X2.7	+13.0%	(109)	X2.4
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**
Cost/income ratio	**76.0%**	**(16.1 pts)**	**(0.8 pt)**	**77.0%**	**(9.8 pts)**
ROE				**18.2%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, capital markets and investment banking generated net banking income of €1,871 million, an increase of 25.3% compared with the same period of 2004. This growth was driven primarily by a continued recovery in all activities, including capital markets (and more particularly equity derivatives), investment banking and brokerage, which achieved 18% growth compared with the first nine months of 2004. Operating expenses rose by 11.1% to €1,440 million, due to higher business volumes and organic growth. Gross operating income therefore rose 2.2 times to €431 million.

Net income before integration-related costs rose 2.1 times to €335 million, giving an annualised ROE of 18.2%.

In a generally buoyant environment, third quarter net banking income rose sharply, by 50.2% compared with the same period of 2004, which was a favorable base for comparison. Compared with the second quarter of 2005, which included non-recurring capital gains, revenues were up 4% while gross operating income rose by 7.4% due to several factors that reflect the segment's strong business momentum:

- A sharp rebound in activity in credit and interest rate derivatives (revenues up twofold);
- Continued growth in equity derivatives (+ 34%);
- An excellent performance in brokerage, with revenues up 10%, partly due to the Gaz de France IPO in France and abroad due to an excellent performance from CLSA, which had its best quarter ever (+ 34%);
- Growth in investment banking activities with several major new mandates in both advisory services and the primary equity market (particularly the Gaz de France offering).

Net income before integration-related costs amounted to €130 million, a quarter-on-quarter increase of 27.5% and 3.2 times higher than the third quarter of 2004.

6. INTERNATIONAL RETAIL BANKING

International retail banking primarily consisted of the group's holdings in European banks Intesa and BES, together with Crédit Lyonnais' former African subsidiaries, the main one being Crédit du Maroc.

In the first nine months of 2005, net income rose by 30.9% compared with the same period of 2004, driven by the contribution from equity affiliates, which amounted to €344 million, an increase of 41.2%, Banca Intesa being the main contributor.

Annualised ROE stood at 21.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%
Gross operating income	**9**	**(46.7%)**	**(28.2%)**	**32**	**(33.7%)**
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net gain/(loss) on disposal of other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	**88.3%**	**+19.5pts**	**+2.3pts**	**86.0%**	**+10.3pts**
Allocated capital (€ bn)				**2.4**	
ROE				**21.0%**	

* 2004 data on a like-for-like basis

Net income for the third quarter of 2005 came to €121 million, an increase of 34.3% compared with the third quarter of 2004 and up 6.6% versus the previous quarter. The results of equity affiliates explained mostly the sharp increase.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities sustained a loss of €348 million, before integration-related costs in the first nine months of 2005 versus a loss of €390 million compared to the same period of 2004.

The net income for the third quarter of 2005 stood at €-73 million versus €-177 million year on year and €-138 million in the second quarter of 2005. This positive trend was achieved in spite of a shrinking net banking income, due to the change in value of hedging instruments moved to the trading portfolio under IFRS. It was caused by the recording of a capital gain connected to the establishment of CACEIS (€88 million) and a decrease in the group tax charge.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93. 0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	n.m.	n.m.	**(760)**	n.m.
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	**(73)**	**(59.1%)**	**(47.5%)**	**(348)**	**(10.8%)**

* 2004 data on a like-for-like basis

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first nine months of 2005, the Crédit Agricole group generated net income (Group share) of €4,420 million, representing a year-on-year increase of 31.4%.

This growth was mainly due to strong business momentum across all the group's business lines, which drove net banking income up by 7.1%, while operating expenses rose only by 3.9%. Therefore, gross operating income rose by 13.0% compared with the same period of 2004 to €6,973 million. The risk-related costs fell by 10.0%. Income from equity affiliates increased by 60.1%. Over the period, integration-related costs fell by €100 million to €172 million.

Total equity (Group share) stood at €49.6 billion at 30 September 2005. The solvency ratio was 9.9% and the Tier One ratio 7.8%.

Group financial data

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Appendix : Slides from presentation



Results for Q3-05 and the first nine months of 2005

November 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first nine months of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.

2 Results for Q3-05 and the first nine months of 2005 - November 2005

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

French retail banking – Regional Banks
French retail banking – LCL
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

9 months 2005

- ✓ Gross operating income: €3,319m (+19.4% vs 9M-04)
- ✓ Net income – Group share: €2,885m (+40.0% vs 9M-04)
- ✓ Cost/income ratio: 66.8% (-2.8 pt vs 9M-04)
- ✓ Annualised ROE : 15.8%

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Very positive trends in all income statement aggregates

€m	9M-04*	9M-05	Δ 9M/9M*
Net banking income	**9,132**	**10,011**	**+9.6%**
Operating expenses	(6,352)	(6,692)	+5.4%
Gross operating income	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(418)	(438)	+4.8%
Equity affiliates	864	1,140	+31.9%
Net income on other assets	53	40	(24.5%)
Pre-tax income on ordinary activities	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(272)	(172)	(36.8%)
Net income	**2,290**	**3,153**	**+37.7%**
Net income – Group share	**2,060**	**2,885**	**+40.0%**
Net income - Group share before integration-related costs	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	**69.6%**	**66.8%**	**(2.8 pts)**
ROE		**15.8%**	

✓ Strong growth in GOI: + 19.4%
- Dynamic growth in NBI: + 9.6%
- Costs contained: + 5.4%
- Cost/income ratio: -2.8 pts

✓ Risk-related costs stable at low level

✓ Substantial increase in contribution from equity affiliates

✓ Earnings up sharply :
- Net income (Group share): + 40.0%
- Annualised EPS: €2.66 (+ 40.8%)

* N.B.: unless stated otherwise, all 9M-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q3-05: continuation of dynamic first-half uptrends

€m	Q3-04*	Q3-05	Δ Q3/Q3*
Net banking income	**2,858**	**3,317**	**+16.1%**
Operating expenses	(2,079)	(2,229)	+7.2.%
Gross operating income	**779**	**1,088**	**+39.7%**
Risk-related costs	(109)	(177)	+62.4%
Equity affiliates	284	402	+41.5%
Net income on other assets	82	21	(74.4%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**
Integration-related costs	(108)	(28)	(74.1%)
Net income	**713**	**1,111**	**+55.8%**
Net income – Group share	**640**	**1,020**	**+59.4%**
Net income - Group share before integration-related costs	**712**	**1,034**	**+45.2%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**

✓ Strong growth of gross operating income:
- GOI: + 39.7%
- Cost/income ratio: 67.2% (- 5.5 pts)

✓ Risk-related costs up but still very low

✓ Low level of tax

✓ Deterioration in market climate for EFL and Finaref Nordic (€83m impairment loss on corresponding goodwill)

✓ Gains on asset disposals following creation of CACEIS (+ €88m)

✓ Net income – Group share: + 59.4%

* N.B.: unless stated otherwise, all Q3-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines

Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)



€m
184
210
192
224
176
189
324
486
272
456
92
122
CR
LCL
SFS
GA ass; bq privée
BFI
BDI
Q3-04
Q3-05

Proprietary asset management and other activities: Q3-04 : €(204)m and Q3-05 : €(270)m

Contribution of business lines to pre-tax income on ordinary activities (excl. Proprietary asset management and other activities and before integration-related costs)



7.4%
22.4%
14.9%
27.2%
9M-04
7.4%
27.0%
13.2%
22.4%
9M-05

Regional Banks
Increased momentum in deposit/funds-taking and lending, and sustained growth in operating income

LCL
Good business volumes and continued control over costs

Specialised financial services
Continuation of trends seen since the beginning of the year in consumer credit and strong growth in factoring

Asset management, insurance and private banking
Continued strong inflows in a buoyant market and substantial growth in operating income

Corporate and investment banking
Business momentum confirmed, sharp growth of the gross operating income, risk-related costs still very low

International retail banking
Substantial contribution from international holdings

* For SFS, excluding depreciation on goodwills

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from all business lines

€ bn	9M-05		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.4	13.9%	20.9%
French retail banking – LCL	2.4	9.4%	25.8%
Specialised financial services*	2.2	8.8%	23.2%*
Asset management, insurance and private banking	6.1	24.7%	19.6%
Corporate and investment banking	8.3	33.7%	16.5%
International retail banking	2.4	9.5%	21.0%
Total business lines	**24.8**	**100.0%**	**19.8%**
Group			**15.8%**

* For SFS, excluding depreciation on goodwills

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

French retail banking – Regional Banks
French retail banking – LCL
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Good performance from Regional Banks

Allocated capital	13.9%
Pre-tax income	13.3%

- ✓ NBI in individual accounts up 6.3% in 9m-05 vs 9m-04 and 5.2% in Q3-05 vs Q3-04
- ✓ Risk-related costs maintained at historically low levels
- ✓ Operating income adjusted for Crédit Agricole S.A. dividends received up 10.6% vs 9m-04

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Aggregate NBI	2,774	+5.2%	(12.5%)	9,028	+6.3%
Adjusted NBI*	2,799	+5.2%	(3.8%)	8,476	+4.6%
Operating expenses	(1,613)	+3.3%	(3.6%)	(4,919)	+2.6%
Aggregate gross operating income	**1,186**	**+7.8%**	**(4.0%)**	**3,557**	**+7.6%**
Risk-related cost	(70)	(22.4%)	(62.9%)	(415)	(10.6%)
Operating income	**1,115**	**+10.5%**	**+6.7%**	**3,142**	**+10.6%**
Cost/income ratio	57.6%	(1.0 pt)	+0.1 pt	58.0%	(1.1 pt)

- ✓ Contribution up 15.9% in 9m-05 and 6.6% in Q3 vs Q2-05

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net income accounted for at equity (25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Share of income from equity affiliates	209	+14.0%	+1.0%	653	+16.9%
Tax**	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Aggregate results of the 40 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received
** Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Continued robust growth in customer assets

✓ Inflows of €16.9bn in the first 9 months, including €7.8bn in the third quarter alone, driven chiefly by life insurance, equities and mutual funds.

✓ Continued strong growth in total customer assets: + 7.7% vs 30 September 2004, including:
- Passbook accounts and time deposits: + 12.1%
- Life insurance: + 11.6%
- Securities: + 13.1%


€bn
412.4
47.2
45.3
95.2
31.5
81.1
51.5
60.6
444.3
52.8
51.9
106.2
30.4
84.3
55.1
63.6
Sept 04
Sept 05

	Δ Sept/Sept
Total	+7.7%
Securities*	+11.7%
Mutual funds and REIF*	+14.6%
Life insurance	+11.6%
Time deposits, Popular savings plans (incl. savings bonds)	(3.5%)
Home purchase savings scheme	+4.0%
Passbook accounts**	+6.9%
Sight deposits	+5.0%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
**CSL, LEP, Codevi, etc.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in new lending and in loan book

✓ Continued growth in new medium and long-term lending: €40.9bn in first 9 months, up 13.3% vs 9m-04. Strong demand for mortgages in third quarter, with €9.7 bn in new lending.

✓ Total loan book up 9.6% vs September 2004.


Loan outstanding
€bn
236.2
22.0
14.1
37.8
19.7
29.0
113.6
258.9
24.0
14.7
41.9
20.4
28.3
129.4
Sept 04
Sept 05

	Δ Sept/Sept
Total	+9.6%
Local authorities	+9.0%
Consumer credit	+4.3%
SMEs	+10.8%
Professionals	+3.7%
Farming loans	(2.2%)
Home finance	+13.9%
Others	[illegible]

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.6%*

✓ Acceleration in fee income supported mainly by CA account services together with life and non-life insurance

✓ Securities fees driven by the Gaz de France OPO, in which the Regional Banks took a 25% market share

✓ Net interest margin up 2.4% in Q3-05 vs Q3-04 but subject to the impact of quarterly market variations on income from deposit taking



€m
Fee income from customers
Δ 9M/9M
2,694
406
272
972
1,044
2,894
441
271
1,054
1,128
3,133
482
303
1,169
1,179
9M-03
9M-04
9M-05
Total +8.3%
Services and other banking transactions +9.2%
Securities +11.9%
Insurance +10.8%
Account management and payment instruments +4.6%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 2.9%.

French retail banking – Regional Banks

Steady improvement in operating results

✓ Cost/income ratio still improving and cost of risk down despite growth in business and loan book

✓ High level of provision cover

Continuous improvement in cost/income ratio*



59.2%
58.0%
9M-04
9M-05

Trends in provisioning against bad and doubtful debts and cost of credit risk (bp) (excluding collective provisions)



69.2%
72.5%
Provisions/bad & doubtful debts outstanding
3.7%
3.2%
BDD/total loans outstanding
25 bp
17 bp
Cost of credit risk/total loans outstanding
9M-04
9M-05

* Aggregate cost/income ratio of the 40 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them

French retail banking – LCL

Steady growth in GOI

Allocated capital	9.4%
Pre-tax income	13.2%

- Good business volumes:
  - NBI up 2.4% (Q3-05 vs Q3-04)
  - Acceleration in business momentum in Q3-05 vs Q2-05
- Tight cost control confirmed, despite a rise in commercial investment as part of LCL's strategic plan
- Significant reduction in risk-related costs
- Over 9 months, GOI up 8.4% and cost/income ratio down 1.6 point

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7.0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	71.7%	(1.2 pt)	+3.5 pts	71.5%	(1.6 pt)
Allocated capital (€bn)				2.4	
ROE				25.8%	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Acceleration in deposit and funds-taking (+ 6.9% vs + 5.9% in H1)

- Satisfying trend in sight deposits across all markets (personal and business).
- Continued high growth in deposit-taking, thanks to innovative offerings (high-interest passbook accounts, 'Cerise' passbook account), offsetting the continuous erosion in traditional products (home finance savings schemes, popular savings plans).
- Good quarter in terms of other customer assets, with successful participation in Gaz de France OPO (13% market share) and brisk sales of mutual funds by branch network (€230m in inflows over the quarter).



€bn
117.1
9.2
27.4
28.9
5.1
0.8
14.3
11.8
18.6
125.0
9.5
29.1
31.8
5.5
0.6
14.0
14.0
20.5
Sept 04*
Sept 05

	Δ Sept/Sept*
Total	+ 6.9%
Securities	+3.0%
Mutual funds	+6.0%
Life insurance	+10.2%
Time deposits, savings bonds and certificates of deposits	+8.5%
Popular savings plans	(16.2%)
Home finance savings scheme	(1.7%)
Passbook accounts	+19.3%
Sight deposits	+4.6%

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Good growth dynamics in loan book (+ 8.9% vs + 6.6% at end June)

- Significant acceleration in growth in mortgage book.
- Confirmation of Q2-05 rebound in medium and long-term SME loans (new lending up 50% in 9m-05 vs 9m-04) and, to a lesser extent, professional loans (+ 7% in Q3-05 and + 5% in 9m-05).


€bn
47.5
8.6
7.6
6.1
25.2
Sept 04*
52.0
9.2
8.1
6.4
28.3
Sept 05

	Δ Sept/Sept*
Total	+8.9%
SME loans*	+6.7%
Professionals*	+5.5%
Consumer loans*	+3.6%
Home finance	+12.1%

*: On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

NBI up 2.4%*

- Despite a substantial increase in volumes, net interest margin down slightly due to persistently unfavourable 'market rates' in Q3-05.
- Conversely, growth in fee income picked up speed in Q3 (+ 6.2% vs Q3-04), driven by sustained business volumes in insurance (+11.2% in life and +10.7% in non-life) and securities (mutual fund sales and Gaz de France OPO impact).
- Rebound in fees from services and other banking transactions chiefly attributable to sustained growth in corporate finance transactions in the SME market.


YoY growth
€m
2,530
1,383
74
232
261
579
9M-04*
2,591
1,388
74
252
282
594
9M-05

	Δ 9M/9M*	Δ Q3/Q3*
TOTAL	**+2.4%**	**+2.4%**
Net interest margin	+0.4%	(0.8%)
Total fee and commission income	**+4.9%**	**+6.2%**
Services and other banking transactions	+0.4%	+5.3%
Securities management	+8.8%	+14.7%
Insurance	+7.9%	+11.0%
Account management and payment instruments	+2.6%	+1.0%


QoQ growth
834
454
24
79
81
197
Q3-04*
854
450
25
91
90
198
Q3-05

*: 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Operating costs and risk-related costs

- Operating costs stable over 9 months, despite a significant increase in commercial investment due to change of brand and new opening branch plan (42 branches opened in past 12 months).
- Structural costs cut by €6m in Q3 and €23m in first 9 months, due to further productivity gains.
- Risk-related costs at an all-time low at end September, largely due to a reversal of reserves in the corporate market in Q3-05.

Trends in operating expenses


€m
Marketing investments
Recurring expenses
1,849
1,853
(23)
73.1%
Cost/income ratio
71.5%
9M-04*
9M-05

Trends in risk-related costs** (incl. collective provisions)


73.7%
80.3%
81.5%
Loans-loss reserves/bad & doubtful debts outstanding
4.7%
4.3%
4.1%
BDD/total loans outstanding
45 bp
36 bp
31 bp
Cost of credit risk/weighted loans outstandings
2004*
June 05
9M-05

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

CRÉDIT AGRICOLE S.A.

Specialised financial services

Results of specialised financial services

- ✓ Continued growth in consumer credit, supported in the international markets by partnerships
- ✓ Further reorganisation in lease finance
- ✓ Good dynamics in factoring, with NBI up 12.7% on a like-for-like basis and gross operating income by 33.9% vs 9m-04

Allocated capital	8.8%
Pre-tax income	11.7%

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	601	+6.8%	+1.2%	1,798	+6.8%
Operating expenses	(317)	+6.0%	+3.0%	(950)	+7.2%
Gross operating income	284	+9.6%	(0.7%)	848	+6.5%
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	106	(39.7%)	(47.2%)	490	(5.0%)
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	47	(62.5%)	(63.1%)	302	(12.9%)
Net income before integration-related costs and depreciation on goodwills	130	+3.2%	+1.4%	385	+9.2%
Cost/income ratio	52.8%	(0.4pt)	+0.9pt	52.8%	+0.1pt
Allocated capital (€bn)				2.2	
ROE				23.2%	

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Continued strong growth in consumer credit lending: +18.8% vs 9m-04 to €16.8bn driven by dynamic performance from foreign subsidiaries (+ 46%)
- ✓ 17.2% growth in consumer credit book vs Sept-04 due to strong performance in international markets (+ 45.7%) driven in particular by partnerships (+ €1bn over 9 months)
- ✓ Net income before integration-related costs and depreciation on goodwills up 11.8% driven by strong growth in NBI (+ 5.2% in 9m-05 vs 9m-04), cost/income ratio under 50% and tight cost control (+ 4.0% in 9m-05 vs 9m-04)
- ✓ Substantial growth in NBI in Italy and Germany (over 22% in Q3-05 vs Q3-04) and more contrasting situation in northern Europe.

Growth in managed loan book


€bn
30.2
2.2
4.5
31.7
2.5
4.7
35.4
2.9
5.1
Δ Sept/Sept
Total +17.2%
Regional Banks +27.6%
Sofinco/LCL partnership +12.2%
Third party and JV +71.0%
Proprietary outstandings +12.5%
Sept 04
Dec 04
Sept 05

Geographic breakdown of loans outstanding


€bn
30.2
8.1
31.7
9.1
35.4
11.8
Δ Sept/Sept
International +45.7%
France +6.7%
Sept 04
Dec 04
Sept 05

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Results of asset management, insurance and private banking

Allocated capital	24.7%
Pre-tax income	27.4%

- ✓ Continuation of excellent trends seen since early 2005, with 21.7% growth in assets under management (vs Sept-04) to €485.5bn
- ✓ Significant increase in contribution from all business segments
- ✓ Creation of CASAM, a JV between CAAM and Calyon combining the Group's expertise in structured products alternative investment and ETFs. CASAM is a major player in the market with 430 funds and over €33bn in assets under management
- ✓ Group's position in investor services strengthened by creation of CACEIS, no. 3 in Europe, no. 1 custodian bank and fund administrator in France, and no. 4 fund administrator in Luxembourg

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	816	+21.7%	+8.7%	2,345	+14.1%
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	474	+49.2%	+18.2%	1,315	+26.4%
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net income on other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	486	+49.9%	+19.4%	1,342	+29.2%
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	310	[illegible]	[illegible]	895	+28.7%
Cost/income ratio	41.9%	(10.7pts)	(4.7pts)	43.9%	(5.5pts)
Allocated capital (€bn)				6.1	
ROE				19.6%	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

✓ Excellent business momentum with net inflows of €8.2bn in Q3-05 and €29.1bn in 9m-05, mainly in bond, alternative and structured funds.

✓ Broadened offering: Egeris for LCL, Selecta for the Regional Banks and Dynamo for institutional investors,...

✓ Continuing international expansion, with net inflows of €3.6bn in Q3-05 and €11.2bn in 9m-05 generated.



Assets under management
€bn
338.0*
347.0*
Inflows +29.1
Market +33.1
+7.2 Scope and method
416.4*
304.6
316.5
371.3
33.4
30.5
45.1
Sept 04
Dec 04
Sept 05
Δ Sept/Sept**
AUM +22.4%
France +20.7%
International +36.7%



Breakdown of AUM
19.2%
14.9%
Money markets
45.9%
47.9%
Bonds
22.8%
22.7%
Equities
12.1%
14.5%
Structured, alternative and other
Sept 04
Sept 05

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** On like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

✓ Improved performance in both France and international markets, reflecting growth in operating NBI and tight cost control in a buoyant market

✓ Positive trends in new business



€bn
Assets under management
68.6
67.8
Inflows +0.6
Market +6.8
Scope* +2.2
77.4
25.9
26.0
28.2
42.7
41.8
49.2
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
AUM +12.9% +8.9%**
France +8.9% +8.9%**
International +15.3% +8.8%**

* Harmonisation of valuation methods in restructured international entities
** On a like-for-like basis

Asset management, insurance and private banking

Life insurance

- ✓ Further strong growth in new business, with premium income for 9 months up 13.1% vs 9m-04 to €13.6bn
- ✓ Excellent performance in unit-linked business with €1.5bn in new inflows and in-force business up 22.7% vs Sept-04.
- ✓ Assets managed up 11.0% with heavier weighting to equity and structured products (+ 3.4 points vs Sept-04)


Assets under management*
€bn
125.8
14.5
111.3
129.4
15.3
114.1
139.7
17.8
121.9
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
AUM +11.0%
Unit-linked +22.7%
€ +9.5%


Breakdown of investment
(excl. Unit-linked)
1.2%
7.8%
3.5%
77.4%
10.0%
1.9%
5.3%
3.3%
76.8%
12.7%
Book value at Sept 04
Book value at Sept 05
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

- ✓ Crédit Agricole now among top ten in France for motor, household, personal accident and legal protection insurance in the retail market, and number two non-life bancassurer France
- ✓ Dynamic innovative offering for all customers, whether personal or business (replacement of equipment by new one in homes for household, crop insurance for farmers, etc.)
- ✓ Combined ratio of 94.1%, down 2.1 points vs Q3-04


Premium income
€m
586.3
16.6
238.9
153.7
177.1
773.5
38.3
257.8
172.0
305.4
920.0
73.6
279.1
194.1
373.2
9M-03
9M-04
9M-05
Δ 9M/9M
Premium income +18.9%
Farming policies +92.2%
Car +8.3%
Comprehensive household +12.8%
Personal accident, health, legal protection and other +22.4%
O/w Finaref +17.2%


Personal accident positioning
Premium income (€m)
No. of contracts
120,000
100,000
80,000
60,000
40,000
20,000
0
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004
2005(e)

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of corporate and investment banking

Allocated capital	33.7%
Pre-tax income	27.0%

- ✓ Excellent performance in Q3-04 vs Q3-05: NBI +34% and GOI +77%
- ✓ GOI up 51% in 9m-05
- ✓ In a buoyant market but with strong pressure on margins, a good overall performance by Calyon reflecting:
  - its ability to capitalise on market opportunities;
  - an effective organisation structure.
- ✓ Temporary peak in risk-weighted assets due to sustained activity and brisk syndication volumes outstanding at 30 September 2005.

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	1,107	+34.3%	(1.1%)	3,258	+17.9%	+19.4%
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%	+5.7%
Gross operating income	416	+ 76.9%	(4.3%)	1,205	+50.9%	+53.1%
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)	
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%	
Net income on other assets	14	n.m.	n.m.	17	n.m.	
Pre-tax income on ordinary activities	458	+67.6%	(3.8%)	1,324	+54.5%	
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%	
Net income before integration-related costs	357	+72.3%	(2.3%)	1, 024	+55.9%	
Cost/income ratio	62.4%	(9.1 pts)	+1.3pt	65.0%	(8.1 pts)	
Allocated capital (€bn)				8.3		
ROE				16.5%		

* 2004 data are on a like-for-like basis and on comparable methods
** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking


Trends in revenues
(€m)
824
396
428
+ 34%
+ 17%
+ 50%
1,107
464
643
2,763
1 270
1 493
+ 18%
+ 9%
+ 25%
3,258
1 387
1 871
Q3-04
Q3-05
9M 04
9M 05
Financing activities
Investment banking and capital markets

- ✓ Sharp rise in Q3-05 revenues vs Q3-04 confirming Calyon's good growth dynamics since its creation.
- ✓ Strong overall growth in first 9 months, with 18% increase in revenues.

Revenues heavily weighted to international activities


France 32%
Europe 32%
Asia 10%
Americas 23%
Africa Middle-East 3%

- ✓ Balanced geographical mix, with 68% of revenues generated outside France.

* Excluding BSF, which is accounted for at equity

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Financing activities: dynamic and efficient (cost/income ratio < 45%)



(€m)
Trends in revenues
396
+17%
464
1,270
+9%
1,387
246
254
Structured finance
716
792
Q3-04
Q3-05
9M04
9M05



Trends in cost/income ratio
49.2%
43.5%
52.6%
44.2%
Q3 04
Q3 05
9M04
9M05

- ✓ Confirmation of strong growth already seen in Q1-05 and Q2-05:
  - Revenues up 17% in Q3-05 and 9% in 9m-05, with the erosion in margins more than offset by sustained origination,
  - GOI up by about 30% for both Q3-05 and 9m-05.
- ✓ Steady volumes in structured finance:
  - Acquisition finance: NBI +25% in 9m-05;
  - Project finance: 1st/2nd mandated arranger in the world.
- ✓ Cost/income ratio down 8.4 points over 9 months.
- ✓ Continued low risk-related costs.

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking: good performance across all activities in Q3-05



(€m)
Trends in revenues
428
+50%
643
1,493
+25%
1,871
271
388
887
1 194
Q3-04
Q3-05
9M 04
9M 05
Capital market activities
Brokerage and advisory services



Trends in VaR (1 day –99%)
25
24
19
17
16
17
30/06/04
30/09/04
31/12/04
31/03/05
30/06/05
30/09/05

- ✓ Excellent Q3-05 with strong growth in activity:
  - Sharp rebound in credit and interest rate derivative markets vs Q2-05 (revenues up x2);
  - Further growth in equity derivatives (+ 34% vs Q2-05);
  - High brokerage revenues (+76% vs Q3-04) with good growth across all markets;
  - In investment banking, continued momentum in activity with some major new mandates in advisory services and primary equity market (Suez, Gaz de France).
- ✓ Over 9 months, excellent overall performance with NBI up 25%, GOI up 2.2 times and cost/income ratio down 9.8 points.

CRÉDIT AGRICOLE S.A.

International retail banking

Results of international retail banking

Allocated capital 9.5%
Pre-tax income 7.4%

- ✓ Net income up 31% in 9m-05, accounting for 11.4% of Crédit Agricole S.A. consolidated net income.
- ✓ Substantial contribution from international holdings (Intesa and BES) reflected in strong growth in income from equity affiliates (+ 41.2% vs 9m-04).

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%
Gross operating income	**9**	**(46.7%)**	**(28.2%)**	**32**	**(33.7%)**
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net income on other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	88.3%	+19.5pts	+2.3pts	86.0%	+10.3pts
Allocated capital (€bn)				2.4	
ROE				21.0%	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Sharp adverse market effect on NBI from financial management (- €117m vs Q2-05)
- ✓ €11m increase in financing costs vs Q3-04
- ✓ Private equity: NBI €37m in Q3-05 (vs €(82.5)m in Q3-04)
- ✓ Gains on asset disposals following creation of CACEIS (+ €88m)

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93. 0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	**n.m.**	**n.m.**	**(760)**	**n.m.**
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	(73)	(59.1%)	(47.5%)	(348)	(10.8%)

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

French retail banking – Regional Banks
French retail banking – LCL
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

CRÉDIT AGRICOLE S.A.

Financial data

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio maintained at 7.8%, as at 30 June 2005, with risk-weighted assets up 4.9% over the quarter

Capital (Shareholders' equity and subordinated debt)


€bn
50.8
52.5
20.2
20.1
27.7
29.4
June 05
Sept 05
Δ Sept 05/June 04
Subordinated debt and similar* (0.5%)
Preferred shares +3.4%
Shareholders' equity Group share +6.1%
Total +3.3%

Risk-weighted assets (€bn) and Cooke ratio (%)


€235.9bn
€247.5bn
8.2%
8.2%
7.8%
7.8%
June 05
Sept 05
International solvency ratio
O/w Tier 1

*: O/w €0.6 billion deeply subordinated notes

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated income statement

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05	Sept 05
Equity group share	44.8	47.0	49.6
Preferred shares	2.8	2.9	3.0
Subordinated debt	17.5	18.9	18.8
Total risk-weighted assets	428.0*	455.0	473.5
International Solvency Ratio	**10.4%***	**9.9%**	**9.9%**
Tier 1 ratio	**7.9%***	**7.6%**	**7.8%**

* In French GAAP

CRÉDIT AGRICOLE S.A.



CRÉDIT AGRICOLE S.A.



Results for Q3-05 and the first nine months of 2005

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

- Consolidated results by business line

Progress report on synergies

Movements in consolidated capital

Capital allocation

Trends in risk

Additional information on business lines

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Proprietary asset management and other activities

Consolidated balance sheet at 30 September 2005

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05
Net banking income			834	854	552	601	671	817	824	1,107	54	78	(77)	(137)	2,858	3,317
Operating expenses			(608)	(612)	(294)	(317)	(353)	(342)	(589)	(691)	(37)	(67)	(198)	(199)	(2,079)	(2,229)
Gross operating income			226	242	258	284	318	474	235	416	17	9	(275)	(336)	779	1,088
Risk-related costs			(34)	(18)	(82)	(96)	7	4	14	(8)	2	(1)	(16)	(59)	(109)	(177)
Equity affiliates	184	209	-	-	(1)	1	(1)	8	22	34	73	114	6	35	284	402
Net income on other assets	-	-	-	-	-	(83)	-	-	-	14	-	-	81	90	82	21
Integration-related costs	-	-	-	-	(2)	(3)	(14)	2	(23)	(18)	-	-	(69)	(9)	(108)	(28)
Pre-tax income	184	209	192	224	174	103	310	488	249	438	92	122	(273)	(279)	928	1, 306
Tax*	-	(4)	(55)	(67)	(49)	(58)	(102)	(175)	(59)	(90)	(2)	(1)	51	201	(215)	(195)
Net income	184	205	137	157	125	45	208	313	190	348	90	121	(222)	(78)	713	1,111
Minority interests															(73)	(91)
Net income - Group share															640	1,020

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	9M-04	9M-05	9M-04**	9M-05	9M-04	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04	9M-05
Net banking income			2,529	2,591	1,682	1,797	2,055	2,345	2,763	3,258	198	227	(96)	(209)	9,132	10,011
Operating expenses			(1,848)	(1,853)	(886)	(949)	1,015	1,030	(1,964)	(2,053)	(150)	(195)	(489)	(610)	(6,352)	(6,692)
Gross operating income			681	738	796	848	1,040	1,315	799	1 205	48	32	(585)	(819)	2,780	3,319
Risk-related costs			(113)	(90)	(271)	(278)	(5)	8	21	16	(9)	(13)	(41)	(80)	(418)	(438)
Equity affiliates	559	653	-	-	(3)	3	4	22	58	86	244	344	2	31	864	1,140
Net income on other assets	-	-	-	-	(6)	(83)	-	(2)	(21)	17	-	-	80	108	53	40
Integration-related costs	-	-	-	-	(10)	(21)	(36)	(28)	(97)	(58)	-	-	(129)	(65)	(272)	(172)
Pre-tax income	559	653	568	648	506	469	1,003	1,315	760	1,266	283	363	(6)	(825)	3,007	3,889
Tax*	(60)	(75)	(170)	(194)	(166)	(181)	(331)	(438)	(178)	(281)	(7)	(2)	196	435	(717)	(736)
Net income	499	578	398	454	340	288	672	877	582	985	276	361	(477)	(390)	2,290	3,153
Minority interests															(230)	(268)
Net income - Group share															2,060	2,885

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks							French retail banking – LCL						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	-	-	-	-	-	-	-	**827**	**868**	**834**	**867**	**837**	**900**	**854**
Operating expenses	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)
Gross operating income	-	-	-	-	-	-	-	**197**	**258**	**226**	**238**	**210**	**287**	**242**
Risk-related costs	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)
Equity affiliates	219	156	184	174	236	208	209	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**154**	**222**	**192**	**182**	**169**	**256**	**224**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	(47)	(68)	(55)	(64)	(51)	(77)	(67)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**107**	**154**	**137**	**118**	**118**	**179**	**157**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Specialised financial services							Asset management, insurance and private banking						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**682**	**701**	**671**	**694**	**777**	**751**	**817**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(321)	(340)	(353)	(341)	(338)	(350)	(342)
Gross operating income	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**361**	**361**	**318**	**353**	**439**	**401**	**474**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(1)	(10)	7	(4)	-	4	4
Equity affiliates	-	(3)	(1)	1	1	-	1	2	2	-	10	10	4	8
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	(9)	-	(1)	-
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(6)	(16)	(14)	(17)	(12)	(19)	2
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**356**	**337**	**310**	**333**	**437**	**389**	**488**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(116)	(113)	(102)	(82)	(155)	(107)	(175)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**240**	**224**	**208**	**251**	**282**	**282**	**313**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Corporate and investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)
Gross operating income	**285**	**279**	**235**	**264**	**355**	**435**	**416**
Risk-related costs	(39)	46	14	22	14	10	(8)
Equity affiliates	17	19	22	16	22	30	34
Net income on other assets	2	(24)	1	(4)	4	(1)	14
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Financing activities							Investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**565**	**500**	**428**	**563**	**610**	**618**	**643**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(451)	(451)	(394)	(473)	(476)	(475)	(489)
Gross operating income	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**114**	**49**	**34**	**90**	**134**	**143**	**154**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(2)	(6)	19	(14)	1	(5)	-
Equity affiliates	17	19	21	17	22	30	33	-	-	1	(1)	-	-	1
Net income on other assets	2	(21)	-	(2)	-	1	-	-	(3)	1	(2)	4	(2)	14
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(4)	(26)	(3)	(108)	(14)	(15)	(13)
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(17)	(9)	(13)	2	(31)	(33)	(32)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	International retail banking							Proprietary asset management and other activities						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(138)	(154)	(198)	(170)	(190)	(221)	(199)
Gross operating income	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(14)	(11)	(16)	(5)	(11)	(10)	(59)
Equity affiliates	85	86	73	103	123	107	114	6	(9)	6	2	(4)	1	35
Net income on other assets	-	-	-	(3)	(3)	3	-	(1)	-	81	(34)	4	13	90
Integration-related costs	-	-	-	-	-	-	-	(27)	(33)	(69)	(145)	(15)	(40)	(9)
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	159	(15)	51	221	148	86	201
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Group						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)
Gross operating income	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)
Equity affiliates	329	251	284	305	388	350	402
Net income on other assets	(5)	(24)	82	(71)	5	14	21
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
620
760
2003
2004 target
2004
2005 target
Synergies secured at 30.09.05
2006 target

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	**26,110***	**3,888**	**29,998**	**18,772**
Capital increase	395		395	
Dividend paid in 2005	(954)	(287)	(1,241)	
Change in share of the Regional Banks' retained earnings**	145		145	
Change in foreign exchange translation reserves	207	222	429	
Unrealised gains or losses	480		480	
9M-05 results	2,885	268	3,153	
Other	143*	6	149	
30 September 2005	**29,411**	**4,097**	**33,508**	**20,060**

* The final effect of conversion to IFRS will be disclosed with the 2005 Annual accounts

** Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 04*	Sept 05
Credit risks	195.0	228.6
Market risks	20.6	18.9
Total risk-weighted assets	**215.6**	**247.5**
Tier 1	17.6	20.3
Tier 2	14.2	15.3
Tier 3	1.2	0.8
Deductions	14.5	16.2
Total net regulatory capital	**18.5**	**20.2**
Tier 1 solvency ratio	**8.0%**	**7.8%**
Total solvency ratio	**8.6%**	**8.2%**

* In French GAAP

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		Sept 04		Dec 2004		Sept 2005	%
SAS Rue la Boétie	771,841,801		783,146,587		794,929,524		818,788,107	54.68%
SNC Crédit Agricole Transactions*	14,771,187		6,102,837		-		-	-
Treasury shares**	15,681,762		22,214,851		29,324,633		26,554,835	1.77%
Shares held by Group companies***	-		-		1,839		5,051,431	0.34%
Float****	671,227,687		662,058,162		649,266,441		646,927,928	43.21%
Total shares in issue	**1,473,522,437**		**1,473,522,437**		**1,473,522,437**		**1,497,322,301**	**100%**
	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,453,673,857	1,472,776,470	1,451,304,844	1,446,345,543	
Net income - Group share	€1,026 m	€1,140m	€1,728m	€2,060m	€2,203m	€2,501m	€2,885m	
Annualised net income per share	€0.865	€0.851	€1.564	€1.889	€1.496	€1.723	€2.660	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.179**	**€2.061**	**€2.144**	**€1.969**	**€2.763**	

* SNC closed down on 17 February, 2005
** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted
*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)
**** At 30 September 2005, including 75,176,997 shares (5.02%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2003 has not been restated for IAS/IFRS

Movements in consolidated capital

Allocated capital per business line

€ bn	Sept 04	(%)	Sept 05	(%)
French retail banking	**5.4**	**24.1**	**5.8**	**23.3**
- Regional Banks	*3.2*		*3.4*	
- LCL	*2.2*		*2.4*	
Specialised financial services	**1.9**	**8.6**	**2.2**	**8.8**
Asset management, insurance and private banking	**5.5**	**24.7**	**6.1**	**24.7**
Corporate and investment banking	**7.2**	**32.0**	**8.3**	**33.7**
Of which Capital markets and investment banking	*2.4*		*2.5*	
Of which Financing activities	*4.8*		*5.8*	
International retail banking	**2.4**	**10.6**	**2.4**	**9.5**

Movements in consolidated capital

Risk-weighted assets for capital allocation per business line

€ bn	June 05	Sept 05
French retail banking	**93.3**	**94.3**
- Regional Banks	53.8	55.2
- LCL	39.5	39.1
Specialised financial services	**35.8**	**36.1**
Asset management, insurance and private banking	**13.1**	**15.1**
Corporate and investment banking	**125.3**	**135.4**
International retail banking	**3.2**	**2.9**

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	Sept 05
Gross customer and interbank loans outstanding	209,268	253,632
Bad and doubtful loans	8,745	8,186
Loan loss reserves**	7,345	7,279
Doubtful loan ratio	4.2%	3.2%
Ratio of reserves to doubtful loans**	84.0%	88.9%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)			
€ m	Sept 04***	Dec 04***	Sept 05***
Customer loans	236,192	242,859	258,891
Bad and doubtful loans	8,665	8,343	8,296
Loan loss reserves	5,992	5,858	6,016
Doubtful loan ratio	3.7%	3.4%	3.2%
Ratio of reserves to doubtful loans	69.2%	70.2%	72.5%

* Principal only
** Including collective reserves
*** French GAAP

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 September 2005: €21m for Crédit Agricole S.A. Group, of which €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 September 2005				31 December 2004
	Minimum	Maximum	Average	30 Sept 2005	
Treasury	4	8	6	6	7
FX and commodities	2	7	4	6	2
Interest-rate derivatives	8	11	10	8	9
Credit and liquid bonds	6	13	8	7	13
Structured credit	1	4	2	4	1
Equities	5	7	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**21**	**25**

Specialised financial services

Consumer credit highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**495**	**+7.1%**	**+2.8%**	**1, 466**	**+5.2%**
Operating expenses	(242)	+2.8%	+1.7%	(726)	+3.8%
Gross operating income	**253**	**+11. 7%**	**+3.8%**	**740**	**+6.6%**
Risk-related costs	(85)	+16.9%	+6.4%	(254)	+4.0%
Equity affiliates	1	n.m.	+66.7%	3	n.m.
Net income on other assets	(34)	n.m.	n.m.	(34)	n.m.
Integration-related costs	-	(100%)	(100%)	(4)	(32.8%)
Pre-tax income	**135**	**(10.5%)**	**(15.5%)**	**451**	**+2.5%**
Tax	(52)	+17.1%	(7.1%)	(157)	+5.9%
Net income	**83**	**(22.0%)**	**(20.0%)**	**294**	**+0.8%**
Net income before depreciation on goodwills	**117**	**+10.0%**	**+12.7%**	**328**	**+12.4%**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**59**	**(7.5%)**	**(7.5%)**	**190**	**(9.8%)**
Operating expenses	(43)	+11.5%	+7.3%	(124)	+0.5%
Gross operating income	**16**	**(35.8%)**	**(31.8%)**	**66**	**(24.3%)**
Risk-related costs	(11)	+54.2%	X4.4	(22)	+4.2%
Net income on other assets	(49)	n.m.	n.m.	(49)	n.m.
Integration-related costs	-	n.m.	(100%)	(6)	+59.5%
Pre-tax income	**(44)**	**n.m.**	**n.m.**	**(11)**	**n.m.**
Tax	1	n.m.	n.m.	(13)	(9.7%)
Net income	**(43)**	**n.m.**	**n.m.**	**(24)**	**n.m.**
Net income before depreciation on goodwills	**6**	**(60.6%)**	**(17.6%)**	**25**	**(40.8%)**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**47**	**+76.2%**	**(2.9%)**	**141**	**+82.1%**
Operating expenses	(30)	+72.7%	(5.7%)	(92)	+65.6%
Gross operating income	**17**	**+82.8%**	**+2.4%**	**49**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(2)	(63.3%)
Integration-related costs	(3)	n.m.	(54.2%)	(11)	n.m.
Pre-tax income	**14**	**+93.2%**	**X2.2**	**36**	**X2.1**
Tax	(6)	X2.7	X30.5	(12)	X2.3
Net income	**8**	**+60.8%**	**+32.3%**	**24**	**+100.0%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)


€bn
68.6
125.8
338.0
399.0
67.8
129.4
347.0
405.8
78.4
139.7
416.4
485.5
Sept 04
Dec 04
Sept 05
CAC 40 : 3,641
3,821
4,600
Total AUM: + 21,7%
Private banking + 8.9%*
Life insurance + 11.0%
Asset managt + 22.4%*

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**350**	**+15.5%**	**+10.5%**	**988**	**+13.2%**
Operating expenses	(178)	(10.3%)	(3.3%)	(538)	(1.8%)
Gross operating income	**172**	**+64.5%**	**+29.5%**	**450**	**+38.6%**
Risk-related costs	1	(63.6%)	(66.7%)	3	+7.4%
Net income on other assets	-	-	-	(2)	-
Equity affiliates	1	n.m.	n.m.	1	n.m.
Integration-related costs	5	n.m.	n.m.	(4)	n.m.
Pre-tax income	**179**	**+89.0%**	**+38.7%**	**448**	**+50.5%**
Tax	(65)	X2.1	+54.0%	(161)	+67.5%
Net income	**114**	**+80.6%**	**+31.2%**	**287**	**+42.4%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**341**	**+35.6%**	**+10.1%**	**983**	**+19.5%**
Operating expenses	(67)	+29.1%	(8.8%)	(206)	+23.2%
Gross operating income	**274**	**+37.3%**	**+15.9%**	**777**	**+18.5%**
Risk-related costs	-	(100%)	(100%)	-	n.s.
Equity affiliates	10	n.m.	X2.5	21	X 8,4
Integration-related costs	-	(100%)	(100%)	(16)	X 2,6
Pre-tax income	**284**	**+41.9%**	**+23.4%**	**782**	**+ 20,7%**
Tax	(104)	+65.6%	+83.6%	(254)	+ 17,2%
Net income	**180**	**+31.0%**	**+3.7%**	**528**	**+22.4%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**125**	**+7.9%**	**+0.6%**	**375**	**+4.1%**
Operating expenses	(97)	(5.1%)	+4.8%	(286)	(4.3%)
Gross operating income	**28**	**X2.1**	**(11.7%)**	**89**	**+46.1%**
Risk-related costs	3	+60.0%	X16	4	n.m.
Equity affiliates	(2)	+100%	n.m.	-	(100%)
Integration-related costs	(3)	n.m.	(3.2%)	(8)	n.m.
Pre-tax income	**26**	**+68.4%**	**(12.1%)**	**85**	**+47.0%**
Tax	(6)	(8.5%)	(13.3%)	(22)	+22.7%
Net income	**20**	**X2.3**	**(11.7%)**	**63**	**+58.1%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**464**	**+17.1%**	**(7.5%)**	**1,387**	**+9.3%**	**+10.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)	(7.6%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**	**+30.2%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%	
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%	
Net income on other assets	-	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**	
Tax	(60)	+18.6%	**(18.7%)**	(192)	+23.9%	
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**	
Cost/income ratio	43.5%	(5.7 pts)	+1.5 pt	44.2%	(8.4 pts)	
ROE				15.7%		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**	**+ 27,3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%	+ 12,6%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**	**X 2,2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.	
Equity affiliates	1	-	n.m.	1	-	
Net income on other assets	14	n.m.	n.m.	16	n.m.	
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**	
Tax	(39)	X2.7	+13.0%	(109)	X2.4	
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**	
Cost/income ratio	76.0%	(16.1 pts)	(0.8 pt)	77.0%	(9.8 pts)	
ROE				18.2%		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	9M-04	9M-05
Cost of financing	(826)	(892)
Financial management	408	331
Other business	68	138
Work-out activities	254	214
Net banking income	(96)	(209)

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 September 2005 and 31 December 2004

€bn

Assets	31/12/04	30/09/05
Cash, central banks, French postal system	23.6	15.2
Financial assets at fair value per result	291.4	347.8
Financial assets available for sale	134.8	146.3
Loans and due from banks and customers	374.0	433.9
Financial assets held to maturity	19.0	20.0
Accrued income and sundry assets	57.1	84.8
Fixed assets	19.9	21.3
Goodwill	13.3	13.5
	933.1	**1, 082.8**

€bn

Liabilities	31/12/04	30/09/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.6	269.5
Payables to banks and customers	387.3	413.3
Debt securities in issue	93.1	104.6
Accrual and sundry liabilities	49.9	79.1
Insurance contract's technical reserves	141.8	157.8
Contingency reserves and subordinated debt	22.9	24.2
Shareholders' equity	26.1	29.4
Minority interests	3.9	4.1
	933.1	**1,082.8**

CRÉDIT AGRICOLE S.A.



CRÉDIT AGRICOLE S.A.

2.2. Other recent trends

➤ **LCL : Appointments**

Extract of press release dated 3 November 2005

The board of directors of Crédit Lyonnais S.A., which met on 3 November 2005, has made the following appointments:

Georges Pauget, Chief Executive Officer of LCL - Le Crédit Lyonnais - since December 2003, is to replace Jean Laurent as Chairman of LCL.

Mr Pauget is also Chief Executive Officer of Crédit Agricole S.A.

Christian Duvillet has been appointed Chief Executive Officer of LCL.

Mr Duvillet was appointed Deputy Chief Executive Officer of LCL in September 2005, having been a director since 2003.

Aged 56, Mr Duvillet has a degree in political science and a master's degree in law. Before joining the Executive Committee of LCL, he was Chief Executive Officer of Caisse Régionale de Crédit Agricole d'Aquitaine. After starting his career with the Société Générale group, Christian Duvillet joined Crédit Agricole in 1976, where he held senior management roles within various Regional Banks.

In addition, **Pascal Célérier**, Chief Executive Officer of Caisse Régionale du Crédit Agricole d'Ile de France, has been co-opted as director of LCL.

➤ **Crédit Agricole signs key agreement with China UnionPay (CUP)** to accept CUP cards in France

Extract of press release dated 8 November 2005

Crédit Agricole signed a major agreement with China UnionPay (CUP) in Shanghai on 3 November with a view to accepting CUP-compliant cards in France. The agreement was initialled by Bernard Michel, Director of Operations and Logistics and a member of the Executive Committee of Crédit Agricole S.A.; Véronique Flachaire, CEO of Cedicam, Crédit Agricole's payment systems subsidiary; and Yongchun Liu, Executive Vice President of CUP. CUP comprises 166 card-issuing institutions and manages interbank transactions and withdrawals made with its cards, both in China and internationally.

Under the agreement, the banks in the Crédit Agricole Group, that is to say the Regional Banks, LCL and Calyon, will take measures to accept payments made using CUP-compliant cards at merchants equipped with electronic payment terminals (EPTs) supplied by Crédit Agricole and LCL, as well as cash withdrawals from both banks' cash dispensers. In addition to assisting CUP cardholders, Crédit Agricole Regional Banks and LCL are providing a new service for the merchants they equip with EPTs.

Aside from its immediate economic and commercial benefits, the partnership deal between Crédit Agricole and CUP has major potential and is therefore strategic.

The plan put in place by Cedicam will allow the Regional Banks and LCL to extract more value from their EPT and automated-teller networks. And Calyon has confirmed its intention of forging stronger links with the Chinese market. The pilot programme will be up and running by March 2006, and the key areas of focus in the immediate future will be the Paris metropolitan area, the Mediterranean Riviera and Monaco. The plan will be extended to the rest of France as part of the second stage of roll-out.

Electronic money helps to make banking more competitive and is thus an issue of major strategic importance. With the CUP agreement, the Crédit Agricole Group is underscoring its leadership position in the e-money market in France. It is also asserting its ambition to become a key player in the single European payments area that will come into being on 1 January 2008.

Crédit Agricole is the eighth-largest bank worldwide for card transactions, with a total of €59 billion in 2004, and has an overall share of some 33% of France's e-money market.

➢ **Reorganisation of the Credit Agricole S.A. Group** as part of its development plan

Extract of press release dated 17 November 2005

The group's new configuration, which will be effective as of 1 January 2006, is in keeping with its previous organisational structure. It also takes into account the main strategic directions of the Crédit Agricole S.A. group's development plan, as approved by the Board of Directors on 16 November and which will be finalised and presented on 14 December 2005.

The new configuration is based on the following principles:

- **Seven business lines:**
  - Two for Retail Banking: Regional Banks and LCL
  - Specialised Financial Services
  - Asset Management
  - Insurance in France
  - Corporate and Investment Banking
  - Private equity

- **Three divisions responsible primarily for coordinating activities in order to meet the aims and objectives of the development plan:**

  The International Development division, which – in addition to coordinating activities in countries where the group already has a strong presence in multiple business lines – is responsible for activities with the priority of growth through acquisitions. This concerns in particular international retail banking, international insurance and private banking.
  The Development France division, which controls and coordinates the group's marketing and communications functions, as well as those concerning its mass distribution activities.
  The Corporate Development Division, which will design, coordinate and partly execute – in collaboration with the Regional Banks and all subsidiaries of the Crédit Agricole S.A. group – the corporate development plan, with the aim of generating economies of scale relating to the size and characteristics of the Crédit Agricole group as a whole.

- **Central Functions**: Human Resources, Finance, Risk Management, Audit, Compliance and Research, the integration of which will take into account the provisions of the new regulation no. 97-02.

In addition to Jean-Yves Hocher, who will be head of Insurance in France, the following will also join the Executive Committee:

- Alain STRUB, currently head of development of the Regional Banks, will be responsible for Risk Management and Permanent Controls.
- Patrick GALLET, currently Chief Executive Officer of the Caisse Régionale des Savoie, will be in charge of Corporate Development.
- Jacques LENORMAND, currently Advisor to the Chief Executive Officer, will be responsible for the coordination of Development France.
- Agnès de CLERMONT TONNERRE, currently General Secretary of LCL, will be in charge of the General Secretariat.

Furthermore, Jérôme BRUNEL, until now head of Group Human Resources and a member of the Executive Committee of LCL, will change responsibilities and become head of the Regional Banks division. He will also supervise the activities of the Private Equity division.

CREDIT AGRICOLE S.A. EXECUTIVE COMMITTEE

Executive Team	
Georges Pauget	Chief Executive Officer
Edouard Esparbès	Deputy Chief Executive Officer
Heads of Business Lines	
Jérôme Brunel	Regional Banks – Private Equity
Christian Duvillet	Le Crédit Lyonnais (LCL)
Patrick Valroff	Specialised Financial Services
Edouard Esparbès	Corporate and Investment Banking
Thierry Coste	Asset Management
Jean-Yves Hocher	Insurance
Heads of Development divisions	
Jean-Frédéric de Leusse	International Development
Jacques Lenormand	Development France
Patrick Gallet	Corporate Development
Central Functions	
Gilles de Margerie	Finance & Strategy
Alain Strub	Risk Management & Permanent Controls
To be confirmed	Human Resources
Other members	
Jacques Baudouin	Deputy Chief Executive Officer, LCL
Marc Litzler	Deputy Chief Executive Officer, Calyon
Yves Perrier	Deputy Chief Executive Officer, Calyon
Aline Bec	Head of Bank Operations Information Systems, LCL
Ariberto Fassati	Head of Crédit Agricole S.A. Group for Italy
Marc Ghinsberg	Head of Management Control and Planning, Subsidiaries and Affiliates – Head of Strategy and Development
Jérôme Grivet	Corporate Secretary and Head of Strategy, Finance and Organisation
Bernard Michel	Head of Operations and Logistics

Secretariat of the Executive Committee

Agnès de Clermont Tonnerre

3 Cross-reference table

The following table cross-references this document with: (i) the main headings required under European Regulation 809/2004, in application of the "Prospectus" Directive; and (ii) the pages in the Shelf-registration Document D.05-0233 and its updates (A.01, A.02, A.03, A.04, A.05), which are updated by this document.

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
1. Persons responsible for document		
Persons responsible for information	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04, p. 4 A.05	p. 2
Statement by persons responsible for document	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04, p. 4 A.05	p. 2
2. Statutory auditors	p. 206 SD, p. 2 A.01, p. 4 A.02, p. 4 A. 03, p. 3 A.04, p. 4 A.05	p. 2
3. Selected financial information	p. 6-8, 31 and 47 SD, p. 9 and 25 A.01, p. 8 and 16 A.03, p. 10-11 A.05	p. 4, 7, 18
4. Risk factors	p. 61-78 SD, p. 24-28 A.05	
5. Information on the company		
Company background and prospects	p. 9, 12-13, 53, 58-60, 113-114, 186 and 212 SD, p. 28-34 A.01, p. 38-39 A.02, p. 7-54 A.03, p. 5-74 A.05	
Capital expenditure and investments	p. 28-29, 58-60 and 113-114 SD, p. 6-7 and 58-59 A.01. p. 38 A.02, p. 53-54 A.03, p. 6-7 A.04, p. 21, 22, 117, 140 A.05	
6. Review of business operations		
Main business lines	p. 16-26 and 60 SD, p. 7 A.04, p. 12 A.05	
Main markets	p. 36- 47, 77, 163-165 SD, p. 11-24, 109-111 A.01, p. 13-20 A.05	

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
7. Organisation chart		
Description of the Group and its major subsidiaries	p. 14-15, 61, 112-113, and 128-137 SD, p. 11-12, 74-83 A.01, p. 8-10 A.04	
Dependent relationships among Group entities	p. 8 A.04	
8. Property, plant and equipment	p. 144 SD, p. 90 A.01, p.10 A.04, p. 106, 129 A.05	
9. Review of financial condition and earnings		
Financial condition*	p. 28-60 SD, p. 5-34 A.01 and p. 7-51 A.03, p. 8-74 A.05	P 4 – 52
Operating income*	p. 30-60 SD, p. 5-34 A.01 and p. 7-51 A.03, p. 8-74 A.05	P 4 – 52
10. Cash position and capital		
Information on company's share capital (short-term and long-term)	p. 6-7, 47-49, 150-152 and 178 SD, p. 25-27, 96-98 A.01, p. 7-8 A.02, p. 46 A.03 p. 11, 21, 78-80, 122-124, 117, 140 A.05	P 52
Source and amount of company's cash flows and description of cash flows	p. 7, 49-50, 62 and 148-149 SD, p. 26-28, 38-39, 94-95 A.01, p. 41 A.03, p. 117, 140 A.05	
Information on company's borrowing terms and financing structure	p. 61-62, 146-149, 190-191 SD, p. 67 and 92-94 A.01 p. 108-110, 131-132 A.05	
Sources of financing expected to be used to meet investment decisions	p. 7 A.04, p. 117, 140 A.05	
11. Research and development	N/A	
12. Information on trends	p. 53 SD, p. 28 A.0.1, p.10 A.04 p. 23-24 A.05	

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
13. Earnings projections or estimates	N/A	
14. Administrative, executive and supervisory bodies and general management		
Information on members of administrative and executive bodies	p. 102-105 SD, p. 10-28 A.04, p. 21-25 A.05	P 53 - 55
Conflicts of interest within administrative, executive and supervisory bodies and general management	p.28 A.04	
15. Remuneration and benefits	p. 102-103 SD, p. 28 A.04	
16. Operation of administrative, executive and supervisory bodies		
Expiration of terms of appointment	p. 103 to 105 SD, p.14-20 A.04	
Information on service contracts between members of administrative bodies and the company or one of its subsidiaries	p. 29 A.04	
Information on Company's Audit Committee and Compensation Committee	p. 91-92 SD	
Company's compliance with applicable corporate governance system	p. 88-89 SD, p. 29 A.04	
17. Employees		
Number of employees and breakdown by main type of activity and by location	p. 78-83 SD, p. 29 A.04	
Profit-sharing and stock-options	p. 102-103 SD	
Employee share ownership agreement	p. 192-193 SD, p. 21, 30 A.05	
18. Main shareholders	p. 8, 88-89 and 190 SD, p. 29 A.04 p. 21 A.05	
19. Related-party transactions	p. 90, 112-113, and 194 SD	

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
20. Financial information on the company's assets, financial condition and results		
Historical financial information*	p. 107 -184 and 208-209 SD, p. 3-4, 53-117 A.01, p. 5-6 A.02	
Pro forma financial information	p. 30 and 208-209 SD, p. 3-4 and 8 A.01	
Financial statements	p. 173-184 SD	
Audits of annual historical financial information	p. 170, 183-184, 208-209 SD, p. 3-4, 116-117 A.01, p. 5-6 A.02	
Interim period financial information	A.03**, p. 7-146 A.05	P 5 - 52
Dividend distribution policy	p. 8, 10 and 190 SD	
Legal and arbitration proceedings	p. 76-77 SD, p. 30 A.04, p. 28 A.05	
Significant change in financial or business situation	p. 30 A.04	
21. Supplemental information		
Share capital	p. 8, 52, 86, 189, 190, 193 SD, p. 30-33 A.04, p. 21, 146 A.05	P 44
Memorandum and articles of association	p. 88-92 SD, p. 186-190 SD, p. 33 A.04	
22. Major contracts	p. 112-113 and 194 SD, p. 33 A.04	
23 Information provided by third parties, statements from experts and declarations of	N/A	

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
24. Documents available to the public	p. 186 SD, p. 33 A.04	p 60
25. Information on investments in associates	p. 14-15 and 18-26 SD	

[1]European legislation includes EC Directive 2003/71 of the European Parliament and European Council of 4 November 2003 on the prospectus to be published in the event of a public offering of negotiable securities or in view of listing securities, and the amendment to EC Regulation 809/2004 of 29 April 2004 implementing the Directive.

N/A = not applicable.

** The following documents are incorporated by reference: the Crédit Agricole S.A. 2002 shelf-registration document registered by the COB on 23 May 2003 under number R.03-093; the Crédit Agricole S.A 2003 shelf-registration document registered by the AMF on 4 May 2004 under number R.04-073; and the updates to those documents. Pursuant to Article 28 of EC Regulation 809/2004, the following documents are also incorporated into this update by reference:*

- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2003 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2003;

- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2002 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2002;

- the Auditors' Reports on the pro forma consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 and the pro forma financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001.

*** The financial information for the third quarter of 2005 has not been audited by the Statutory Auditors.*

Crédit Agricole S.A.
A French limited company with a share capital of €4,491,966,903
RCS Paris 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tél. (33) 1 43 23 52 02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Publications relating to the issuance of €480 million in subordinated debt

Published in the BALO on October 5, 2005

Please see attached English-language summary.

Exhibit 2.1

English summary from French

Crédit Agricole S.A. BALO Notice published October 5, 2005, page 23949

Further to the notice dated September 28 2005, this notice announces the issuance by Crédit Agricole S.A. of €480 000 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 05-685 on September 23, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2

Summary of assets and liabilities as at September 30, 2005,

Published in the BALO on November 7, 2005

Please see attached English-language translation.

Exhibit 2.2

English translation from French

Crédit Agricole S.A. BALO Notice published November 7, 2005, page 27933

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at September 30, 2004.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	5 211 169
Treasury bills and similar items	3 945 651
Due from banks	38 129 129
Crédit Agricole internal transactions	185 575 560
Customer-related items	3 060 778
Bonds and other fixed-income securities	9 450 483
Shares and other variable-income securities	3 580 228
Investments and other long-term securities	11 677 043
Investments in non-consolidated affiliates	34 252 846
Intangible assets, bank premises and equipment	198 734
Other assets	8 290 864
Sundry accounts and prepaid expenses	9 112 928
Total assets	312 485 413

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	171
Due to banks	30 712 969
Crédit Agricole internal transactions	14 710 462
Customer-related transactions	169 772 016
Debts represented by a security	39 669 683
Other liabilities	3 883 962
Sundry accounts and unearned income	12 809 842
General risks and liabilities reserves	1 925 999
Subordinated debt and equity loans	18 439 930
Fund for general banking risks (FGBR)	636 203
Shareholders' equity (excl. FGBR)	19 924 176
Share capital	4 491 967
Additional paid-in capital	12 583 822
Reserves	2 615 248
Regulated provisions and investment grants	925
Retained earnings	232 214
Total liabilities and shareholders' equity	312 485 413

Off-balance sheet items	Amount
Guarantees and commitments given	14 845 292
Financing commitments given	2 496 782
Guarantees given	12 348 510
Commitments on securities	0
Guarantees and commitments received	3 356 726
Financing commitments received	3 326 708
Guarantees received	30 018
Commitments on securities	0

Cumulative Financial Position of the 43 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 569 738
Treasury bills and similar items	432 640
Due from banks	1 786 768
Crédit Agricole internal transactions	17 988 455
Due from customers	252 896 188
Bonds and other fixed-income securities	6 878 230
Shares and other variable-income securities	11 662 748
Investments and other long-term securities	12 070 865
Investments in non-consolidated	950 851

affiliates	
Intangible assets, bank premises and equipment	2 715 920
Other assets	2 587 103
Sundry accounts and prepaid expenses	5 049 193
Total assets	318 588 699

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	27
Due to banks	726 574
Crédit Agricole internal transactions	186 100 067
Customer-related items	69 323 790
Debts represented by a security	15 113 902
Other liabilities	2 236 214
Sundry accounts and unearned income	6 169 641
General risks and liabilities reserves	3 611 547
Mutual security deposits	3 146
Subordinated debt and equity loans	3 275 575
Fund for general banking risks (FGBR)	1 168 205
Shareholders' equity (excl. FGBR)	30 860 011
Share capital	4 056 594
Additional paid-in capital	9 146 108
Reserves	17 980 670
Regulated provisions and investment grants	18 819
Retained earnings	- 342 180
Total liabilities and shareholders' equity	318 588 699

Off-balance sheet items	
Guarantees and commitments given	51 175 545
Financing commitments given	42 944 802
Guarantees given	7 929 615
Commitments on securities	301 128
Guarantees and commitments received	50 286 854
Financing commitments received	999 458
Guarantees received	48 944 728
Commitments on securities	342 668

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.3

Publications relating to the issuance of €312.5 million in subordinated debt

Published in the BALO on November 30, 2005

Please see the attached English-language summary.

Exhibit 2.3

English summary from French

Crédit Agricole S.A. BALO Notice published November 30, 2005, pages 30333-30334

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of September 30, 2005, the total of previously issued outstanding debt amounted to €13,874,000,859, to €7,149,463,692 for redeemable subordinated debt (TSR) and to €3,155,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €1,546,300,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €312,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 4.05%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of March 22, 2006 and the last as of December 22, 2020. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is December 22, 2005 under *code valeur* number FR 0010259473, and the closing of the offering will occur on December 21, 2005. The principal amount of the notes will be announced in the BALO on December 7, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4

Publications relating to the issuance of €87.5 million in subordinated debt

Published in the BALO on November 30, 2005

Please see the attached English-language summary.

Exhibit 2.4

English summary from French

Crédit Agricole S.A. BALO Notice published November 30, 2005, pages 30334-30335

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of September 30, 2005, the total of previously issued outstanding debt amounted to €13,874,000,859, to €7,149,463,692 for redeemable subordinated debt (TSR) and to €3,155,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €1,546,300,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €87,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 3.43%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of March 22, 2006 and the last as of December 22, 2012. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is December 22, 2005 under *code valeur* number FR 0010259465, and the closing of the offering will occur on December 22, 2005. The principal amount of the notes will be announced in the BALO on December 7, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through November 30, 2005

Please see attached.

GROUPE
CAISSE D'EPARGNE

CRÉDIT AGRICOLE S.A.

caceis
INVESTOR SERVICES

Press release

CACEIS, a company jointly owned by Crédit Agricole and Groupe Caisse d'Epargne dedicated to "securities services", is now operational.

***(Paris, September 19, 2005)* – CACEIS, the fruit of both groups' determination to combine the securities services businesses of their respective subsidiaries (CA-IS and IXIS IS) with a view to creating a major European institution offering financial services to institutional investors and major corporations, is now in marching order.**

Charles Milhaud, Chairman of the Management Board of the Caisse Nationale des Caisses d'Epargne, and Georges Pauget, Chief Executive Officer of Crédit Agricole SA, today presented their joint venture to the press. CACEIS benefits from the financial strength of both its shareholders; it will enjoy more than €300 million of Tier 1 shareholders equity and is expected to generate net banking income of about €500 million in 2005 and gross operating income in excess of €100 million, with a total staff of approximately 2,400 employees.
From the very outset, CACEIS ranks as a major player in the European market in its core business lines: depositary and custodian banking services, fund administration, and corporate trust services.

One of the world's Top 10 global custodians with total assets under custody of €1,435 billion for the institutional customer segment alone, CACEIS is also the no.1 depositary bank in France with a 35% market share and the largest bank in terms of assets held with Euroclear France, again with a market share of 35%. The company is also one of the top-ranking depositary banks in Spain.
CACEIS is the largest administrator of collective investment vehicles in France, boasting a 35% share of the market, the 4th largest fund administrator in Luxembourg and one of Europe's leading fund administrators with €681 billion in assets and more than 5,000 portfolios under administrative and financial management. CACEIS is also one of the three front-ranking companies in France specializing in corporate trust services with a market capitalization of €600 billion.

The organization of the CACEIS Group is currently in progress with the recent appointment of its senior management team, the implementation of the company's overall supervisory structure, the launch of the brand and adoption of a single commercial approach.
The CACEIS Supervisory Board is comprised of equal numbers of representatives of both shareholders, reflecting the equality in their partnership. The position of Chairman, whose incumbent will alternate every two years, has been entrusted for the first term to Anthony Orsatelli, a member of the Management Board of the Caisse Nationale des Caisses d'Epargne, in charge of the investment banking division, while the position of Vice-Chairman has been given to Thierry Coste, a member of the Executive Committee of Crédit Agricole S.A. and head of the asset management division.
The CACEIS Management Board consists of 3 members appointed for periods of 5 years. François Marion, Chairman of the Management Board, will focus more specifically on audit activities, compliance, risks, the Finance Department and Human Resources. Michel Bois, Chief Executive Officer, will focus more specifically on subsidiaries based in France, the operational departments and information systems. Guillaume Fromont, a member of the Management Board, will focus more specifically on subsidiaries based outside France, the Sales Department and business development.
The Management Board has already organized the implementation of the global supervisory structure of CACEIS with the appointment of managers for certain central functions: the Finance Department, Information Systems, Human Resources, Risk Management, Compliance and Depositary Control Department.
In 2006, the two-by-two merger of French subsidiaries specializing in the same business activities will be continued and the personnel of CACEIS based in France will be brought together at two addresses in Paris.

CRÉDIT AGRICOLE S.A.

Paris, 22 September 2005

Press release

The Crédit Agricole Group announces the creation of

Crédit Agricole Structured Asset Management

Crédit Agricole Asset Management (CAAM), Crédit Agricole Group's Asset Management division, and Calyon, Crédit Agricole Group's Corporate and Investment Banking division, today announced the creation of a 50/50 joint venture: **Crédit Agricole Structured Asset Management (CASAM).**

This new asset management company, approved by the Autorité des Marchés Financiers – the French securities regulator - on 1 September 2005, brings together expertise from across the Crédit Agricole Group **in structured investment products, alternative investment through managed accounts, and Exchange Traded Funds (ETF).**

The joint venture is the sole provider of such products within the Crédit Agricole Group. As from its inauguration today, it is a major player in the global marketplace, with 430 funds and more than €33 billion under management.

CASAM is the leader in structured investment in both France and Japan [(1)]. By pooling together more than 10 years of experience and know-how coming from both CAAM and Calyon, CASAM is able to offer a broader range of structured products covering the needs of institutional investors, companies and individuals.

In its managed account offering, CASAM enjoys the support and cooperation of Crédit Agricole Alternative Investment Products Group (CA-AIPG). CA-AIPG's widely recognised expertise in selecting alternative investment managers will enable the development of a competitive range of managed accounts.

CASAM is responsible for the promotion of Crédit Agricole Group's ETF. These now represent a total of more than €2 billion invested in the main European indices (CAC40 indexis, SPDR Euro and SPDR Europe 350).

CASAM intends to market its expertise via the CAAM and Calyon teams in more than 60 countries, to a client base of institutional investors, companies and distributors.

* * *

The Chairmanship of CASAM's Board of Directors will be held on a revolving, three-year basis by representatives of CAAM and Calyon:

- Marc Litzler, Deputy Chief Executive Officer at Calyon, will be the first Chairman of CASAM's Board.

- Fathi Jerfel, a member of the Executive Committee and Head of Structured Asset Management at CAAM has been appointed Chief Executive Officer at CASAM.

- Marc Romano, a member of the Executive Committee of the Equity and Fund Derivatives business line and head of Calyon's investment structuring teams, has been appointed Deputy Chief Executive Officer at CASAM.

(1) With a 26% market share in France (Source: Europerformance-Fininfo – at end-July 2005) and a 30% market share in Japan (Source: Bloomberg/CAAM Japan)

Crédit Agricole Asset Management (CAAM)
CAAM group and its affiliates had assets under management of €381.9 billion at end-June 2005. CAAM leads the French mutual funds market* and is a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).
www.ca-assetmanagement.com
(*) Mutual funds marketed in France - source: Europerformance

Calyon

Calyon is Crédit Agricole Group's Corporate and Investment Banking division. It brings together activities from Crédit Agricole Indosuez and from the Corporate and Investment Banking division of Crédit Lyonnais.
Backed by the rating and financial solidity of the Crédit Agricole S.A. group, Calyon is a leading player in the financial markets, and is ranked as one of Europe's largest Corporate and Investment Banks.
With 11,000 staff in more than 60 countries, Calyon offers its corporate and institutional clients considerable capacity for action in the world's financial markets.
www.calyon.com

Crédit Agricole - Alternative Investment Products Group (CA-AIPG)

CA-AIPG, a subsidiary of Crédit Agricole Asset Management, is a group of subsidiaries specialising in the management of funds of hedge funds. CA-AIPG has a client base of over 300 institutional clients, with more than €10 billion under management at end-June 2005, making it the world's 12th largest company in the alternative investment multi-manager sector. The group has 59 staff located in Chicago, London and Paris, including an investment team with 21 members. CA-AIPG's main business is the analysis, selection, monitoring and construction of funds of hedge funds.
www.ca-aipg.com

CRÉDIT AGRICOLE
PRIVATE EQUITY

Paris, 23 September 2005

Press release

Crédit Agricole Private Equity invests in the Altrad group

The Altrad group has opened its capital to Crédit Agricole Private Equity as part of a move to strengthen its equity.

The total value of the transaction is €16 million, jointly invested by Crédit Agricole Private Equity's Capital Développement & Transmission funds (whose new 'FCPR' mutual fund is in the process of raising funds) and regional investment funds Sofipaca and Sofilaro (owned by Crédit Agricole's Provence Alpes Côte d'Azur and Languedoc Roussillon Regional Banks), which have contributed €1 million to the transaction.
The total stake acquired is a minority stake.

The Altrad group, based in Florensac, Hérault (French department number 34), generates sales of over €200 million.
With well known brands such as Altrad, Plettac, Arhnoldt and even Lescha, Altrad is world market leader in concrete mixers and European market leader in scaffolding (rentals and sales). The company also generates a significant proportion of revenues from supports, tubular equipment for public authorities and, for the last few months, wheelbarrows.

The company has production and marketing subsidiaries in France, the UK and Germany, as well as Poland, Slovenia, Hungary and Tunisia. It is also in the process of opening a plant in China. Thanks to its broad geographical presence, the company benefits from excellent sales and marketing coverage.

After pursuing a sustained acquisition strategy for several years, with this deal the company aims to improve its financial situation in order to be able to continue to grow.
Over the coming years, the company plans to streamline its structures, expand in markets in which it is still underrepresented and carry out further acquisitions, including in associated business lines.

BNP PARIBAS

CRÉDIT AGRICOLE ASSET MANAGEMENT

PRESS RELEASE

2 November 2005

BNP PARIBAS to launch second series of *DYNAMO* notes Managed by Crédit Agricole Asset Management

(London/Paris) - BNP Paribas is set to launch the second series of *Dynamo* notes (principle protected notes at maturity offer dynamic leverage on a portfolio of credits) managed by Crédit Agricole Asset Management (CAAM). This new launch follows the successful issuance of the first series of *Dynamo* in July 2005. That deal closed at E525m - believed to be the biggest credit CPPI issued so far.

Issuing a second tranche of *Dynamo* underlines BNP Paribas commitment to and consistency in the structured credit markets, as it aims to offer investors value-added programmes, rather than issue one-off deals.

The new series of *Dynamo* notes will be offered across an extensive range of currencies: US dollars, euros, sterling, Swiss francs, Japanese yen and Australian dollars.

Dynamo enlarges the range of credit products managed by CAAM and completes its long experience in managing portfolios with the CPPI technique.

The *Dynamo* notes are total-return products aimed at providing diversification to institutional investors with an attractive risk/return profile. The principal is 100 % protected at maturity by BNP Paribas for most of the notes, some notes offering only partial principal protection against running guaranteed coupons.

In addition, the *Dynamo* notes present a unique enhanced credit exposure without any duration risk. The notes offer dynamic leverage on a portfolio of credits and are based on CPPI technique.

This structure is innovative in that it allows extensive flexibility to CAAM in managing the reference portfolio. The investment vehicle will benefit from CAAM's long and outstanding track record in credit portfolio management.

Roadshows on the second series of Dynamo notes are taking place in Asia, Europe and the Middle East.

About BNP Paribas
BNP Paribas is a European leader in banking and financial services, with a significant and growing presence in the United States and leading positions in Asia. The most profitable bank in the Euro zone, it has a presence in 85 countries with 89,400 employees. The group enjoys key positions in Corporate and Investment Banking, Private Banking & Asset Management, Insurance, Securities Services and Retail Banking.

www.bnpparibas.com

Crédit Agricole Asset Management (CAAM)
CAAM group and its affiliates had assets under management of €381.9 billion at end-June 2005. CAAM leads the French mutual funds market* and is a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).

(*) Mutual funds marketed in France – source : Europerformance

www.ca-assetmanagement.com

EUROFACTOR

Issy, 3 November 2005

Press release

EUROFACTOR wins awards in France, the UK and Germany from International Factors Group

EUROFACTOR, French market leader in factoring and Europe's largest integrated factoring network, has won several import and export awards from the International Factors Group (IFG).

It has received the following awards for 2005:

- **First prize for Export Factor business development awarded to EUROFACTOR France**, which achieved the strongest year-on-year growth in sales volumes, with 25% growth.
- **First prize as Export Factor for EUROFACTOR Germany**.
- **First prize as Import Factor for EUROFACTOR UK.**

The group's operations in **Germany and the UK were recognised for their quality of service**. These prizes are awarded on the basis of points allocated by all of the IFG's factoring members.

The scores are based on three criteria:

- Communication
- Service
- Professionalism.

In addition to the import factor prize awarded to EUROFACTOR UK, four of EUROFACTOR's six business units were in the top 10 awards this year.

The prizes were awarded between 17 and 20 October in Lisbon at the general meeting of the IFG, attended by over 100 participants, including the Governor of the Central Bank of Portugal and the Chairmen of the national factoring associations of Germany, Australia, Spain, the US, the UK and Portugal.

Founded in 1963, IFG has 70 members in 45 countries. Its aim is to help companies to grow internationally.

About EUROFACTOR

EUROFACTOR is French market leader in factoring and Europe's largest integrated factoring network. A subsidiary of the Crédit Agricole group, EUROFACTOR helps companies to grow by providing solutions for managing accounts receivable that take account of a company's strategy and sector, as well as its size and the types of customers it deals with, both in France and internationally, notably through its pan-European service, European Pass.

3 November 2005

Appointments at LCL

Press release

The board of directors of Crédit Lyonnais S.A., which met on 3 November 2005, has made the following appointments:

Georges Pauget, Chief Executive Officer of LCL - Le Crédit Lyonnais - since December 2003, is to replace Jean Laurent as Chairman of LCL. Mr Pauget is also Chief Executive Officer of Crédit Agricole S.A.

Christian Duvillet has been appointed Chief Executive Officer of LCL. Mr Duvillet was appointed Deputy Chief Executive Officer of LCL in September 2005, having been a director since 2003.
Aged 56, Mr Duvillet has a degree in political science and a master's degree in law. Before joining the Executive Committee of LCL, he was Chief Executive Officer of Caisse Régionale de Crédit Agricole d'Aquitaine. After starting his career with the Société Générale group, Christian Duvillet joined Crédit Agricole in 1976, where he held senior management roles within various Regional Banks.

In addition, **Pascal Célérier**, Chief Executive Officer of Caisse Régionale du Crédit Agricole d'Ile de France, has been co-opted as director of LCL.

CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole signs key agreement with China UnionPay (CUP) to accept CUP cards in France

Paris, 8 November 2005 Crédit Agricole signed a major agreement with China UnionPay (CUP) in Shanghai on 3 November with a view to accepting CUP-compliant cards in France. The agreement was initialled by Bernard Michel, Director of Operations and Logistics and a member of the Executive Committee of Crédit Agricole S.A.; Véronique Flachaire, CEO of Cedicam, Crédit Agricole's payment systems subsidiary; and Yongchun Liu, Executive Vice President of CUP. CUP comprises 166 card-issuing institutions and manages interbank transactions and withdrawals made with its cards, both in China and internationally.

Under the agreement, the banks in the Crédit Agricole Group, that is to say the Regional Banks, LCL and Calyon, will take measures to accept payments made using CUP-compliant cards at merchants equipped with electronic payment terminals (EPTs) supplied by Crédit Agricole and LCL, as well as cash withdrawals from both banks' cash dispensers. In addition to assisting CUP cardholders, Crédit Agricole Regional Banks and LCL are providing a new service for the merchants they equip with EPTs.

A total of 400,000 Chinese tourists visited France in 2004, each spending an average €430. One million tourists are expected in 2005 and, further out, the number is likely to rise to two million. At the same time, China's electronic payments network is growing spectacularly, with some 800 million cards currently in circulation. The percentage of card payments is rising quickly in urban areas. In major cities, card-based purchases accounted for more than 20% of retail sales at end 2004, close to the European average. For this reason, aside from its immediate economic and commercial benefits, the partnership deal between Crédit Agricole and CUP has major potential and is therefore strategic.

The plan put in place by Cedicam will allow the Regional Banks and LCL to extract more value from their EPT and automated-teller networks. And Calyon has confirmed its intention of forging stronger links with the Chinese market. The pilot programme will be up and running by March 2006, and the key areas of focus in the immediate future will be the Paris metropolitan area, the Mediterranean Riviera and Monaco. The plan will be extended to the rest of France as part of the second stage of roll-out.

Electronic money helps to make banking more competitive and is thus an issue of major strategic importance. With the CUP agreement, the Crédit Agricole Group is underscoring its leadership position in the e-money market in France. It is also asserting its ambition to become a key player in the single European payments area that will come into being on 1 January 2008.

Crédit Agricole is the eighth-largest bank worldwide for card transactions, with a total of €59 billion in 2004, and has an overall share of some 33% of France's e-money market.

CRÉDIT AGRICOLE S.A.

Paris, 16 November 2005

Strong earnings growth

2005 nine-month results
(Change 9 months 2005/9 months 2004)

• **Gross operating income**	**€3,319 million (+ 19.4%)**
• **Net income (Group share)**	**€2,885 million (+ 40.0%)**
• **Cost/income ratio**	**66.8% (- 2.8 points)**
• **Annualised ROE**	**15.8%**

2005 third-quarter results
(Change 3rd quarter 2005/ 3rd quarter 2004)

• **Gross operating income**	**€1,088 million (+ 39.7%)**
• **Net income (Group share)**	**€1,020 million (+ 59.4%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 16 November 2005 to approve the results for the nine months to September 2005.

Crédit Agricole S.A. achieved an excellent performance in the first nine months of the year. **Net income (Group share)** came to €2,885 million, an increase of 40.0% compared with the same period of 2004, confirming the positive trend of the first half.

This performance reflects solid growth in **gross operating income** (+19.4%), a continued low level of risk-related costs and a significant increase (+31.9%) in the contribution from equity affiliates. Each business line contributed to the growth of income.

During the third quarter, major commercial and marketing initiatives were undertaken :

- Credit Lyonnais unveiled a new positioning, with a new logo and a new brand "LCL", to be more in line with its current and future customer's expectations ;
- Implementation of a new concept: "a lasting relationship" between customers and the Regional Banks, which is part of their business development strategy announced in autumn of 2004.

Two major innovative marketing campaigns were launched to promote the new positioning of the two retail networks of the group ; the initial results of which have proved very promising.

- the creation of **Crédit Agricole Structured Asset Management (CASAM)**, which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. With €33 billion in assets under management through 430 funds, CASAM is already a leading player in this market particularly in France and in Japan.
- the creation of **Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS)** puts the group amongst the leading institutions for investor services: n°3 in Europe, n°1 custodian bank and fund administrator in France.

Third-quarter results were excellent, with **gross operating income** up 39.7% and **net income (Group share)** up 59.4% compared with the third quarter of 2004, which was a favorable base for comparison. Despite the usual unfavourable seasonal effects, the third quarter accounted for a third of the first nine month earnings, confirming the positive trend of previous quarters and strong growth across all businesses linked to retail banking, asset gathering and corporate and investment banking.

After the Board meeting, Georges Pauget, Chief Executive Officer, highlighted *"the quality of third quarter results, which consolidate on the trend of the first half."* He added: *"based on its solid foundations, Crédit Agricole S.A. will move forward with confidence and launch a plan which will reflect the Group's overall growth ambitions."*

René Carron, Chairman, commented *"Crédit Agricole S.A.'s excellent performance since the beginning of the year demonstrates our ability to achieve sustainable, profitable growth, which was the key objective we set at the time of our initial public offering."*

*

* *

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first nine months of 2005 came to €2,885 million, an increase of 40.0% compared with the same period of 2004[1]. Excluding integration-related costs, net income was up 33.4% to €2,997 million.

Gross operating income rose by 19.4% to €3,319 million, driven by two factors:

- **net banking income** up 9.6% to €10,011 million resulting from strong business momentum and re-established growth dynamics across all business lines;
- **operating expenses** contained to €6,692 million, an increase of 5.4% due to organic growth across all business lines, partly offset by synergy effects.

Consequently, the **cost/income ratio** improved by 2.8 percentage points compared with the first nine months of 2004, falling to 66.8%.

Risk-related costs came to €438 million in a continued favourable risk environment, an increase of 4.8% compared with the same period of 2004.

The contribution from equity affiliates rose by 31.9% to €1,140 million. This robust growth was driven by the Regional Banks, which increased their contribution by 15.9%, and by international retail banking, with a 41.2% increase (compared to 9M-04), principally from Banca Intesa.

Pre-tax income totalled €4,061 million, an increase of 23.8% compared with the same period of 2004. **Integration-related costs** recognised in the first nine months came to €172 million, a sharp reduction of €100 million compared with the same period of 2004.

Synergies achieved (€620 million for the full year 2005 as of 30 September 2005) are in line with this year's targets.

Net income (Group share) before integration-related costs came to €2,997 million, giving an annualised ROE of 15.8%.

During the third quarter of 2005, business was very dynamic in all divisions, generating strong growth of income compared to the same period of last year particularly in asset management and in corporate and investment banking, which benefited as well from a favourable base effect. **Net income (Group share) for the third quarter of 2005** amounted to €1,020 million, an increase of 59.4% on the third quarter of 2004, confirming the excellent trend of the first half. This performance was driven by strong growth in **gross operating income,** which rose by 39.7% compared with the third quarter of 2004 to €1,088 million. Risk-related costs were up but remain very low. The **contribution from equity affiliates** rose by 41.5%, due mainly to an excellent performance from Banca Intesa.
During the quarter, a capital gain linked with the establishment of CACEIS (€88 million) and a goodwill depreciation (€83 million) relating to EFL and Finaref Nordic were recorded as a result of changes in their economic environment.

1 For more meaningful comparisons, figures for the first nine months of 2004 have been restated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. They have not been audited.

In € millions	Q3-04*	Q3-05	Change Q3/Q3*	9m-04*	9m-05	Change 9m/9m*
Net banking income	**2,858**	**3,317**	**+16.1%**	**9,132**	**10,011**	**+9.6%**
Operating expenses	(2,079)	(2,229)	+7.2.%	(6,352)	(6,692)	+5.4%
Gross operating income	**779**	**1 088**	**+39.7%**	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(109)	(177)	+62.4%	(418)	(438)	+4.8%
Contribution from equity affiliates	284	402	+41.5%	864	1,140	+31.9%
Net gain/(loss) on disposal of other assets	82	21	(74.4%)	53	40	(24.5%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(108)	(28)	(74.1%)	(272)	(172)	(36.8%)
Net income	**713**	**1,111**	**+55.8%**	**2,290**	**3,153**	**+37.7%**
Net income (Group share)	**640**	**1,020**	**+59.4%**	**2,060**	**2,885**	**+40.0%**
Net income (Group share) before integration-related costs	**712**	**1,034**	**+45.2%**	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**	**69.6%**	**66.8%**	**(2.8 pts)**
ROE					**15.8%**	

* 2004 figures are estimates in accordance with IFRS, including IAS 32, IAS 39 and IFRS 4, and have not been audited.

FINANCIAL POSITION

Total equity (Group share) amounted to €29.4 billion at end September 2005 compared with €27.7 billion at end June 2005.

Risk-weighted assets increased by 4.9% versus June 2005 tot €247.5 billion.

With a respective 8.2% and 7.8%, the overall solvency ratio and the Tier One ratio were unchanged at 30 September 2005 compared to 30 June 2005.

RESULTS BY BUSINESS LINE

In the first nine months of 2005, Crédit Agricole S.A.'s six business lines' contribution to pre-tax income was up 36.0%, with a significant increase in contribution from asset management, insurance and private banking, and corporate and investment banking.

Annualised ROE was up sharply to 19.7%.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In line with first half trends, business momentum was robust during the third quarter, and reflected strong growth in new lending and new inflows as well as in terms of outstandings. Various commercial successes contributed to this growth, such as the Regional Banks' active participation in the Gaz de France IPO (over 25% market share), innovative offerings in mortgage loans to meet client needs, and in services, sharp growth in premium payment cards.
At the end of September, an innovative new advertising campaign was launched around the theme "a lasting relationship". This campaign forms part of the market share and business development strategy introduced by the Regional Banks at the end of 2004.

Total customer assets rose by €31.9 billion over one year to reach €444.3 billion, an increase of 7.7%. Growth in deposits was driven by sight deposits (+ 5.0%) and passbook accounts (+ 6.9%), although growth in passbook accounts was held back by the cut in government-controlled interest rates introduced in August.
In a more favourable market environment, customer investments grew by over 12%, supported by mutual funds and securities placed and held by clients of the Regional Banks, which were up 14.6% and 11.7% respectively over one year. Life insurance inflows remained as strong as ever, with in-force business rising by 11.6% over one year.

Lending activities were buoyant, with sustained growth in new medium and long-term loans (+ 13.3% compared with the first nine months of 2004) and more particularly mortgage loans where new lending was up 19.4% year-on-year. At end September 2005, total loans outstanding rose by 9.6% to €258.9 billion, an acceleration in growth compared with the previous year. All lending activities contributed to this growth, with a particular increase in mortgage loans (+ 13.9%), an excellent performance in SME loans (+ 10.8%) and local authority loans (+ 9%).

For the first nine months of 2005, **the Regional Banks'** contribution to Crédit Agricole S.A.'s consolidated net income rose by 15.9% to €578 million. This growth reflects continued strong business momentum, good cost discipline and an all-time low in risk-related costs.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net income accounted for at equity (at 25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Contribution of equity affiliates	209	+14.0%	+1.0%	653	+16.9%
Tax*	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Tax impact of dividends received from the Regional Banks.

In the first nine months of 2005, the Regional Banks' **aggregate net banking income** amounted to €9.028 billion, an increase of 6.3% compared with the same period of 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.6%. Thanks to tight cost control (+ 2.6%), **the cost/income ratio** fell by 1.1 percentage points to 58.0%. **Gross operating income** came to €3.557 billion, an increase of 7.6% compared to the same period last year.

The cost of credit risk fell to an all-time low of 17 bp, while doubtful loans decreased to 3.2% of total loans outstanding compared with 3.7% last year, while provision cover improved to 72.5%.

Aggregate net income accounted for at equity at 25% increased by 16.6% to €529 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 15.9% at €578 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.9%.

In the third quarter of 2005, gross operating income came to €1,186 million, an increase of 7.8% compared with the third quarter of 2004. This excellent performance was due to a 5.2% increase in net banking income coupled with a limited rise in operating costs (+3.3%).
The contribution to Crédit Agricole S.A.'s **net income** was €205 million, an increase of 11.6% compared with the same period of 2004 and a 6.6% increase on the second quarter of 2005.

2. FRENCH RETAIL BANKING – LCL

LCL's business momentum remained strong in the third quarter. A further eight new branches were opened in the three months and a campaign to promote the new brand name was successfully launched at the end of the summer, the initial results of which have proved promising.

Deposits rose sharply in the third quarter due to some innovative commercial offerings, including the "twice as much interest" campaign for passbook accounts and the 'Cerise' passbook. Customer investments were also strong, driven by the Gaz de France IPO (market share 13%) and the launch of new mutual funds which boosted net inflows. At end September 2005, **total customer assets** were up 6.9% with strong growth in passbook deposits (+ 19.3%) and a continued good performance in life insurance, with in-force business up 10.2% year-on-year.

In line with trends since the beginning of the year, lending activity picked up speed in the third quarter, with strong growth in new mortgage lending and continued sustained growth in medium and long-term SME loans (+ 50.0% compared with the first nine months of 2004. The **total loan book** rose by 8.9% to €52 billion at 30 September 2005, with a substantial increase in the mortgage book (+ 12.1% year-on-year), and lending to corporates and small businesses (+ 6.7% and + 5.5% respectively).

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7.0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Income tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	**71.7%**	**(1.2 pt)**	**+3.5 pts**	**71.5%**	**(1.6 pt)**
Allocated capital (€bn)				**2.4**	
ROE				**25.8%**	

* 2004 figures on a like-for-like basis

In the first nine months of the year, **gross operating income** rose by 8.4%, with **net banking income** up 2.4% driven by 4.9% growth in fee income, largely on insurance business (+7.9%) and securities (+8.8%). **Operating expenses** rose by only 0.2% despite a rise in marketing expenditure as part of LCL's business plan.

The **cost/income ratio** therefore improved by 1.6 percentage point over the period to 71.5%.

Risk-related costs were down 20.4% to €90 million compared with the first nine months of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 31 basis points versus 45 basis points in 2004. Provision cover strengthened further to 81.5%.

Net income came to €454 million, an increase of 14.1% compared with the same period of 2004, giving an annualised **ROE** of 25.8%.

In the third quarter of 2005, **gross operating income** rose by 7.0%, with **net banking income** up 2.4% thanks to strong growth in fee income (+ 6.2%) driven chiefly by a good momentum in sales of insurance products and securities. Despite the launch of the new "LCL" brand name, growth in **operating expenses** was contained to just 0.7% compared with the third quarter of 2004. **Risk-related costs** were down 47.2% to €18 million, chiefly due to a net provision reversal in the corporate market. **Net income** stood at €157 million, an increase of 14.4% on the third quarter of 2004.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth in international consumer finance activities, driven by increased business with existing partners and the continued search for new ones.

At end September 2005, **the consumer credit book** amounted to €35.4 billion, an increase of 17.2% compared with end September 2004. This growth stemmed from acceleration in new financing, which was up 18.8% year-on-year, largely thanks to foreign subsidiaries (+ 46%). The main contributors were Agos Itafinco (partnership with Banca Intesa), Credicom, Wafasalaf and Creditplus. All in all, international consumer credit outstandings rose by 45.7% year-on-year. In France where new business rose by 6.7%, growth was underpinned by increased cooperation with the Regional Banks (+ 27.6% year-on-year) with strong demand for OPEN and TEMA products, and with LCL (+ 12.2% year-on-year).

In a sluggish economic environment, **lease finance** continued to consolidate its performance, with 5.5% growth in new financing. Total outstandings amounted to €12.5 billion at end September 2005.

At the end of the third quarter, the two factoring subsidiaries, Eurofactor and Transfact, merged to create the largest factoring company in France with 24% market share. The new entity is called Eurofactor. **The factoring business** continued to perform well, with factored receivables up 13.6% compared with the first 9 months of 2004 to €22.3 billion. Growth was even stronger in the international markets, at 26.8%.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net banking income	**601**	**+8.8%**	**+1.2%**	**1,798**	**+6.8%**
Operating expenses	(317)	+8.0%	+3.0%	(950)	+7.2%
Gross operating income	**284**	**+9.6%**	**(0.7%)**	**848**	**+6.5%**
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	**106**	**(39.7%)**	**(47.2%)**	**490**	**(5.0%)**
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	**47**	**(62.5%)**	**(63.1%)**	**302**	**(12.9%)**
Net income before integration-related costs and depreciation on goodwills	**130**	**+3.2%**	**+1.4%**	**385**	**+9.2%**
Cost/income ratio	**52.8%**	**(0.4pt)**	**+0.9pt**	**52.8.%**	**+0.1pt**
Allocated capital (€bn)				**2.2**	
ROE				**23.2 %***	

* excluding depreciation on goodwills

In the first nine months of 2005, **net banking income** for the segment as a whole came to €1,798 million, an increase of 6.8% compared with the same period of 2004. Operating expenses were up 7.2% due to growth in the international consumer credit business. Consequently, **gross operating income** rose by 6.5% to €848 million.

Risk-related costs rose moderately by 2.8%. **Net income before integration-related costs and goodwill depreciation** amounted to €385 million, an increase of 9.2% compared with the same period of 2004. Annualised ROE stood at 23.2%.

Business dynamics remained brisk during Q3-05, supported by new product launches in consumer credit and by the signing of new partnership agreements.

In the **third quarter of 2005, gross operating income** amounted to €284 million, an increase of 9.6% compared with the third quarter of 2004. This was mainly due to **net banking income** growing faster than operating expenses (8.8% versus 8.0%), driven by strong growth in international business. After risk-related costs, **net income before integration-related costs and goodwill depreciation** was up 3.2% compared with the third quarter of 2004.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance continued to perform exceptionally well while building first-class positions in their business areas in particular in the third quarter. This was reflected in the creation of **Crédit Agricole Structured Asset Management (CASAM)** on 1 September, which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. CASAM is a leading player in the market with 430 funds and €33 billion in assets under management. The creation of **Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS)** has strengthened the group's position in investor services. It is now number three in Europe, number one custodian bank and fund administrator in France, and number four fund administrator in Luxembourg.

Asset under management for the segment as a whole rose by 21.7% to €485.5 billion (excluding double counting) at end September 2005, driven by brisk new inflows in both asset management and life insurance, coupled with a recovery in the markets.

In **Asset management,** assets under management rose by more than €78 billion to reach €416.4 billion, a year-on-year increase of 22.4%. In the first nine months of the year, net inflows came to more than €29 billion and market effect contributed a further €33.1 billion to assets under management. New business came mainly from bonds, alternative investments and structured products. Since the beginning of the year, the international subsidiaries have contributed 38% of net inflows, reflecting the segment's robust growth model. CAAM continued to innovate during the third quarter, launching a number of new funds (Egeris for the LCL network, Selecta for the Regional Banks and Dynamo for institutional investors ...).

Private banking assets under management amounted to €77.4 billion, an increase of 14% over the first nine months of the year, chiefly due to a general upturn in the financial markets, a change in scope coupled with growth in net inflows, particularly in France with BGPI and in Monaco.

As in previous quarters, **life insurance** posted buoyant business volumes. Premium income for the first nine months of 2005 was in line with the market, with growth of 13.1% to €13.6 billion, driven largely by new unit-linked business. Assets under management reached €139.7 billion, representing a year-on-year increase of 11%.

Property & casualty insurance posted further strong growth, with an 18.9% increase in premium income and 1.4 million new policies written since the beginning of the year.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**816**	**+21.7%**	**+8.7%**	**2,345**	**+14.1%**
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	**474**	**+49.2%**	**+18.2%**	**1,315**	**+26.4%**
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net gain/(loss) on disposal of other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	**486**	**+49.9%**	**+19.4%**	**1,342**	**+29.2%**
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	**310**	**+42.7%**	**+5.3%**	**895**	**+28.7%**
Cost/income ratio	**41.9%**	**(10.7pts)**	**(4.7pts)**	**43.9%**	**(5.5pts)**
Allocated capital (€bn)				**6.1**	
ROE				**19.6%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, **gross operating income** rose sharply by 26.4% compared with the same period of 2004, driven by the combined effect of strong growth in net banking income (+ 14.1%) and tight control over costs (+ 1.6%).

Net income before integration-related costs came to €895 million, an increase of 28.7% compared with the first nine months of 2005. Annualised ROE stood at 19.6%.

Business in the third quarter was particularly robust with €8.2 billion in net new inflows in asset management and €3.9 billion in life insurance. **Net banking income** increased 21.7% compared with the third quarter of 2004, which was a low base for comparison and up 8.7% versus the second quarter of 2005. **Operating expenses** were down 3.0% which led to a sharp increase of 49.2% (up 18.2% versus previous quarter) in **gross operating income**. **Net income before integration-related costs** came to €310 million, an increase of 42.7% compared with the third quarter of 2004.

5. CORPORATE AND INVESTMENT BANKING

During the first 9 months of 2005, the results of the Corporate and Investment Bank were sharply up (+ 55.9%) for the **net income before integration-related costs** and +50.9% for the **gross operating income**. In a well-oriented economic outlook, but in a tight margins environment, the **net banking income** increased by 17.9%, whereas the **operating expenses** rose by a modest 4.6%. Resultingly, the cost/income ratio decreased by 8.1 points to 63.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**1,107**	**+34.3%**	**(1.1%)**	**3,258**	**+17.9%**
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%
Gross operating income	**416**	**+ 76.9%**	**(4.3%)**	**1,205**	**+50.9%**
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%
Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	17	n.m.
Pre-tax income on ordinary activities	**456**	**+67.6%**	**(3.8%)**	**1,324**	**+54.5%**
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%
Net income before integration-related costs	**357**	**+72.3%**	**(2.3%)**	**1, 024**	**+55.9%**
Cost/income ratio	**62.4%**	**(9.1 pts)**	**+1.3pt**	**63.0%**	**(8.1 pts)**
Allocated capital (€ bn)				**8.3**	
ROE				**16.5 %**	

* 2004 data on a like-for-like basis

The third quarter of 2005 shows more acutely the very favourable trend mentioned with respect to the first 9 months of 2005, with a 72.3% increase in **net income before integration-related costs**, compared to the third quarter of 2004, which was a low performance period. This trend results from a marked increase in the **gross operating income** (+76.9%) to €416 million, generated by strong growth in net banking income (+34.3%, at a rate double that of operating expenditure).

Both financing activities and capital markets and investment banking contributed to this excellent performance.

Financing activities

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**464**	**+17.1%**	**(7.5%)**	**1,387**	**+9.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%
Net gain/(loss) on disposal of other assets	-	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**
Tax	(60)	+18.6%	**(18.7%)**	(192)	+23.9%
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**
Cost/income ratio	**43.5%**	**(5.7 pts)**	**+1.6 pt**	**44.2%**	**(8.4 pts)**
ROE				**15.7%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, **financing activities** contributed €689 million in **net income before integration-related costs**, an increase of 39% compared with the same period of 2004. The annualised ROE stood at 15.7%.

In an environment of falling margins, **net banking income** rose by 9.3% to €1,387 million (10.3% on a like-for-like basis and at constant exchange rates) due to a good performance in higher value-added activities such as structured finance (+ 21%), with brisk activity in project finance and buy-outs. **Operating expenses** were down 8.2% to €613 million. **Gross operating income** therefore came to €774 million, an increase of 28.6% (30.2% on a like-for-like basis and at constant exchange rates) while the **cost/income ratio** fell by 8.4 percentage points to 44.2%.

Risk-related costs registered a net reversal of €20 million and **the contribution from equity affiliates** (chiefly Al Saudi Al Fransi Bank) came to €85 million, an increase of 48.3% on the same period of 2004.

Despite continued strong competition in financing activities, **net banking income** for the **third quarter of 2005** grew by 17.1% compared with the same period of 2004, thanks to some excellent LBO and project finance deals. In a buoyant market, property financing also performed well. As a result of this strong business momentum and high syndication volumes outstanding at 30 September 2005, risk-weighted assets hit a temporary peak.
Operating expenses rose by a moderate 3.5% compared with the third quarter of 2004. Consequently, **gross operating income** rose by 30.2%. Against a background of continued low risk-related costs and after a sharp rise in the contribution from equity affiliates, **net income before integration-related costs** amounted to €227 million, an increase of 36.3% compared with the third quarter of 2004.

The **cost/income ratio** fell by 5.7 percentage points to 43.5%.

Capital markets and investment banking

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.
Equity affiliates	1	-	n.m.	1	-
Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	16	n.s.
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**
Tax	(39)	X2.7	+13.0%	(109)	X2.4
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**
Cost/income ratio	**76.0%**	**(16.1 pts)**	**(0.8 pt)**	**77.0%**	**(9.8 pts)**
ROE				**18.2%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, capital markets and investment banking generated **net banking income** of €1,871 million, an increase of 25.3% compared with the same period of 2004. This growth was driven primarily by a continued recovery in all activities, including capital markets (and more particularly equity derivatives), investment banking and brokerage, which achieved 18% growth compared with the first nine months of 2004. **Operating expenses** rose by 11.1% to €1,440 million, due to higher business volumes and organic growth. **Gross operating income** therefore rose 2.2 times to €431 million.

Net income before integration-related costs rose 2.1 times to €335 million, giving an annualised ROE of 18.2%.

In a generally buoyant environment, **third quarter net banking income** rose sharply, by 50.2% compared with the same period of 2004, which was a favorable base for comparison. Compared with the second quarter of 2005, which included non-recurring capital gains, revenues were up 4% while gross operating income rose by 7.4% due to several factors that reflect the segment's strong business momentum:

- A sharp rebound in activity in credit and interest rate derivatives (revenues up twofold);
- Continued growth in equity derivatives (+ 34%);
- An excellent performance in brokerage, with revenues up 10%, partly due to the Gaz de France IPO in France and abroad due to an excellent performance from CLSA, which had its best quarter ever (+ 34%);
- Growth in investment banking activities with several major new mandates in both advisory services and the primary equity market (particularly the Gaz de France offering).

Net income before integration-related costs amounted to €130 million, a quarter-on-quarter increase of 27.5% and 3.2 times higher than the third quarter of 2004.

6. INTERNATIONAL RETAIL BANKING

International retail banking primarily consisted of the group's holdings in European banks Intesa and BES, together with Crédit Lyonnais' former African subsidiaries, the main one being Crédit du Maroc.

In the first nine months of 2005, **net income** rose by 30.9% compared with the same period of 2004, driven by the **contribution from equity affiliates,** which amounted to €344 million, an increase of 41.2%, Banca Intesa being the main contributor.

Annualised ROE stood at 21.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%
Gross operating income	**9**	**(46.7%)**	**(28.2%)**	**32**	**(33.7%)**
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net gain/(loss) on disposal of other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	**88.3%**	**+19.5pts**	**+2.3pts**	**86.0%**	**+10.3pts**
Allocated capital (€ bn)				**2.4**	
ROE				**21.0%**	

* 2004 data on a like-for-like basis

Net income for the third quarter of 2005 came to €121 million, an increase of 34.3% compared with the third quarter of 2004 and up 6.6% versus the previous quarter. The results of equity affiliates explained mostly the sharp increase.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities sustained a loss of €348 million, before integration-related costs in the first nine months of 2005 versus a loss of €390 million compared to the same period of 2004.

The **net income** for the **third quarter of 2005** stood at €-73 million versus €-177 million year on year and €-138 million in the second quarter of 2005. This positive trend was achieved in spite of a shrinking **net banking income**, due to the change in value of hedging instruments moved to the trading portfolio under IFRS. It was caused by the recording of a capital gain connected to the establishment of CACEIS (€88 million) and a decrease in the group tax charge.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93. 0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	n.m.	n.m.	**(760)**	n.m.
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	**(73)**	**(59.1%)**	**(47.5%)**	**(348)**	**(10.8%)**

* 2004 data on a like-for-like basis

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first nine months of 2005, the Crédit Agricole group generated **net income (Group share)** of €4,420 million, representing a year-on-year increase of 31.4%.

This growth was mainly due to strong business momentum across all the group's business lines, which drove **net banking income** up by 7.1%, while **operating expenses** rose only by 3.9%. Therefore, **gross operating income** rose by 13.0% compared with the same period of 2004 to €6,973 million. The risk-related costs fell by 10.0%. Income from equity affiliates increased by 60.1%. Over the period, integration-related costs fell by €100 million to €172 million.

Total equity (Group share) stood at €49.6 billion at 30 September 2005. The solvency ratio was 9.9% and the Tier One ratio 7.8%.

Group financial data

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

***

Presentation available on the website: www.credit-agricole-sa.fr

Investor Relations

Denis Kleiber	01.43.23.26.78
Claude Rosenfeld	01.43.23.23.81
Marguerite Borsotto	01.43.23.34.83
Brigitte Lefebvre-Hebert	01.43.23.27.56
Annabelle Wiriath	01.43.23.40.42

CRÉDIT AGRICOLE S.A.

Paris, 17 November 2005

Press release

REORGANISATION OF THE CREDIT AGRICOLE S.A. GROUP AS PART OF ITS DEVELOPMENT PLAN

The group's new configuration, which will be effective as of 1 January 2006, is in keeping with its previous organisational structure. It also takes into account the main strategic directions of the Crédit Agricole S.A. group's development plan, as approved by the Board of Directors on 16 November and which will be finalised and presented on 14 December 2005.

The new configuration is based on the following principles:

- **Seven business lines:**
  - Two for Retail Banking: Regional Banks and LCL
  - Specialised Financial Services
  - Asset Management
  - Insurance in France
  - Corporate and Investment Banking
  - Private equity

- **Three divisions responsible primarily for coordinating activities in order to meet the aims and objectives of the development plan:**
  - The International Development division, which – in addition to coordinating activities in countries where the group already has a strong presence in multiple business lines – is responsible for activities with the priority of growth through acquisitions. This concerns in particular international retail banking, international insurance and private banking.
  - The Development France division, which controls and coordinates the group's marketing and communications functions, as well as those concerning its mass distribution activities.
  - The Corporate Development Division, which will design, coordinate and partly execute – in collaboration with the Regional Banks and all subsidiaries of the Crédit Agricole S.A. group – the corporate development plan, with the aim of generating economies of scale relating to the size and characteristics of the Crédit Agricole group as a whole.

- **Central Functions**: Human Resources, Finance, Risk Management, Audit, Compliance and Research, the integration of which will take into account the provisions of the new regulation no. 97-02.

In addition to Jean-Yves Hocher, who will be head of Insurance in France, the following will also join the Executive Committee:

- Alain STRUB, currently head of development of the Regional Banks, will be responsible for Risk Management and Permanent Controls.

- Patrick GALLET, currently Chief Executive Officer of the Caisse Régionale des Savoie, will be in charge of Corporate Development.

- Jacques LENORMAND, currently Advisor to the Chief Executive Officer, will be responsible for the coordination of Development France.

- Agnès de CLERMONT TONNERRE, currently General Secretary of LCL, will be in charge of the General Secretariat.

Furthermore, Jérôme BRUNEL, until now head of Group Human Resources and a member of the Executive Committee of LCL, will change responsibilities and become head of the Regional Banks division. He will also supervise the activities of the Private Equity division.

CREDIT AGRICOLE S.A. EXECUTIVE COMMITTEE

Executive Team

Georges Pauget	Chief Executive Officer
Edouard Esparbès	Deputy Chief Executive Officer

Heads of Business Lines

Jérôme Brunel	Regional Banks – Private Equity
Christian Duvillet	Le Crédit Lyonnais (LCL)
Patrick Valroff	Specialised Financial Services
Edouard Esparbès	Corporate and Investment Banking
Thierry Coste	Asset Management
Jean-Yves Hocher	Insurance

Heads of Development divisions

Jean-Frédéric de Leusse	International Development
Jacques Lenormand	Development France
Patrick Gallet	Corporate Development

Central Functions

Gilles de Margerie	Finance & Strategy
Alain Strub	Risk Management & Permanent Controls
To be confirmed	Human Resources

Other members

Jacques Baudouin	Deputy Chief Executive Officer, LCL
Marc Litzler	Deputy Chief Executive Officer, Calyon
Yves Perrier	Deputy Chief Executive Officer, Calyon
Aline Bec	Head of Bank Operations Information Systems, LCL
Ariberto Fassati	Head of Crédit Agricole S.A. Group for Italy
Marc Ghinsberg	Head of Management Control and Planning, Subsidiaries and Affiliates – Head of Strategy and Development
Jérôme Grivet	Calyon's Corporate Secretary and Head of Strategy, Finance and Organisation
Bernard Michel	Head of Operations and Logistics

Secretariat of the Executive Committee

Agnès de Clermont Tonnerre



Crédit Agricole S.A. Executive Committee
Chairman
René CARRON
Executive Team
Georges PAUGET
Chief Executive Officer
Edouard ESPARBES
Deputy Chief Executive Officer
International Development
Jean-Frédéric de LEUSSE
. International retail banking
. Private banking
. International insurance
Head Crédit Agricole S.A. group for Italy
Ariberto FASSATI
Development France
Jacques LENORMAND
. Marketing
. Communications
Corporate Development
Patrick GALLET
. Corporate development plan
. Operations and logistics - Bernard MICHEL
. Cedicam
Regional Banks
Jérôme BRUNEL
Private Equity
Jérôme BRUNEL
LCL
Christian DUVILLET
Jacques BAUDOUIN / Deputy CEO
Aline BEC
Specialised Financial Services
Patrick VALROFF
Calyon
Corporate and Investment Banking
Edouard ESPARBES
Marc LITZLER / Deputy CEO
Yves PERRIER / Deputy CEO
Jérôme GRIVET
Asset Management
Financial Services for
Institutional Clients
Thierry COSTE
Insurance
Jean-Yves HOCHER
Economic Research
Group Human Resources
General Secretariat
Agnès de CLERMONT TONNERRE
. Central secretariat
. Compliance
. Legal
Finance and Strategy
Gilles de MARGERIE
Marc GHINSBERG
Risk Management and Permanent
Controls
Alain STRUB
Internal Audit

ORGANISATION OF THE CREDIT AGRICOLE S.A. GROUP

Central functions

- Audit
  - Periodic controls / Internal Audit
  - Compliance
  - Risk management – Permanent controls
- Human Resources
- Finance and Strategy
- Economic Research
- Legal

Development divisions

Cross-functional

- International Development
- Development France
- Corporate Development

Business lines

- Retail Banking – Regional Banks
- Retail Banking - LCL
- Corporate and Investment Banking - CALYON
- Specialised Financial Services
- Asset Management – Financial Services for Institutional Clients
- Insurance
- Private Equity

CRÉDIT AGRICOLE S.A.

Paris, 23 November 2005

Press release

Emporiki Bank

Clarification provided by Crédit Agricole S.A.

Several reports or statements have been made in the press alleging that the agreements entered into in 2000 by Crédit Agricole S.A. in connection with the acquisition of a 6.7% shareholding in Emporiki Bank contained a provision incompatible with Greek law and are being reviewed by the Athens Public Prosecutor.

Crédit Agricole S.A. confirms that such agreements were concluded under normal market conditions and in conformity with the law. It is surprised by the declarations being made regarding it, which reflect neither the course of the negotiations held at the time with Emporiki Bank and the Hellenic Republic, nor the spirit in which the partnership between the institutions has developed. It is regrettable that this debate has emerged just at the time of a significant increase in the share capital of Emporiki.

Crédit Agricole S.A. indicated, during the recent meeting of the shareholders of Emporiki, that it would base its decision on participating in such capital increase on market conditions.

Crédit Agricole S.A. reiterates that it will, at the relevant time, consider the possibility of increasing its shareholding in Emporiki, once outstanding pension issues have been fully resolved and share price reflects the bank's situation. This position has been expressed consistently in the course of regular contacts which Crédit Agricole S.A. has maintained since 2000 with successive management of the bank and with the Hellenic Republic.

CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole partners the *Envie d'Agir* programme

Paris, 24 November 2005 As a key player in local community life, Crédit Agricole is strongly committed to developing and perpetuating the social, sporting, artistic and economic fabric of France's regions. All over the country, Crédit Agricole's Regional Banks play a constant and active part in initiatives that contribute to that aim, as part of a grass-roots effort.

2006: Crédit Agricole partners *Envie d'Agir* to consolidate its commitment to young people

To enhance its youth-oriented activities, Crédit Agricole will assist with the development of the ***Envie d'Agir*** programme, alongside the Ministry of Youth, Sports and Associations. Created in 2003 and coordinated by the Regional Bureaux for Youth and Sports, *Envie d'Agir* comprises a series of **support facilities to give youngsters a helping hand with their projects**. Candidates receive methodological assistance to help them set up projects, as well as technical information and literature. Financial support is available for the best schemes, which are selected by regional juries or, in some cases, at national level.

Crédit Agricole's participation in *Envie d'Agir* is a natural outgrowth of its involvement in sporting, artistic and community-based activities. It reflects the Group's desire **to offer support to young people at key stages in their lives**, such as organising a personal project or setting up their own business. Such activities contribute to the economic momentum that our society needs to secure its future.

Working through the Regional Banks, Crédit Agricole will provide practical assistance and will cooperate with *Envie d'Agir*'s regional correspondents, helping to prepare and choose projects and promoting the *Envie d'Agir* programme through the Crédit Agricole network and in the media.

Sporting and artistic partnerships that stimulate economic and social activity

For more than 30 years, Crédit Agricole has partnered the French Football Federation, supporting **soccer** at all levels, from the amateur league right up to the national squad. In recognition of this support, the Group received the 2004 Sporsora Trophy for the most effective long-term sponsorship of a federation.

Through its Pays de France foundation, Crédit Agricole plays an essential role in protecting and promoting France's **national heritage,** a role that is spotlighted every year during the European Heritage Days. And it has always supported an array of **educational programmes,** in collaboration with regional educational authorities. These include a nationwide dictation competition for schoolchildren and, latterly, the *Chroniques Electroniques*, a webzine competition for budding on-line journalists.

Crédit Agricole's aim of building a **lasting relationship** with its customers is based not only on doing business with them but also on involving itself in initiatives such as the *Envie d'Agir* programme, which foster economic and social development.

PRESS RELEASE

Paris, 25 November 2005

LCL: A new organisation to better serve its strategic objectives

LCL is adopting a new organisation as part of the group's strategic objectives, notably the priority given to accelerating its commercial development. The new configuration takes into account the new regulatory provisions on internal audits.

The Executive Committee will be comprised of Georges Pauget, Chairman of LCL, Christian Duvillet, Chief Executive, and Jacques Baudouin, Deputy Chief Executive, as well as Aline Bec and Francis Cantérini.

The new configuration has three business lines and two transversal operating divisions:

1. Three business lines:

- Retail Banking & Insurance will be headed directly by Christian Duvillet. It is comprised of eight regional units covering all of France as well as the marketing and distribution divisions, which will be headed by Catherine Coroller and Christine Fabresse, respectively.
- Private Banking will be headed by Pierre Paul Cochet.
- Corporate Banking will be headed by Paul Carite.

2. Two operating divisions:

- The banking services and information systems division, which includes payments, is headed by Aline Bec.
- The management division encompasses the finance division, loan commitments and recovery, which is headed by Francis Cantérini.

The following departments are now under responsibility of the Chief Executive:

- Human Resources, which will be headed by Jérôme Nanty;
- Communications, which will be headed by Alexandra Rocca;
- Risk Management and Permanent Controls, which will be headed by Elisabeth Eychenne;
- Periodic controls (internal audit), which will be headed by Alain Stassinet.

This new organisation coincides with a new phase in the Crescendo programme to foster more dynamic commercial momentum and will take effect on 1 January 2006.

<u>About LCL:</u>

LCL is the new name for Crédit Lyonnais.

Since its merger with Groupe Crédit Agricole S.A. in 2003, LCL's focused its business on the French market for individuals, professionals and small and medium-sized enterprises (SME). Today, LCL has 6,000,000 customers, 1,900 branches and 26,000 employees.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Presentation entitled "Results for Q3-05 and the first nine months of 2005"

November 2005

Please see attached.



Results for Q3-05 and the first nine months of 2005

November 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first nine months of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

Crédit Agricole S.A. consolidated results

9 months 2005

- ✓ Gross operating income: €3,319m (+19.4% vs 9M-04)
- ✓ Net income – Group share: €2,885m (+40.0% vs 9M-04)
- ✓ Cost/income ratio: 66.8% (-2.8 pt vs 9M-04)
- ✓ Annualised ROE : 15.8%

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Very positive trends in all income statement aggregates

€m	9M-04*	9M-05	Δ 9M/9M*
Net banking income	**9,132**	**10,011**	**+9.6%**
Operating expenses	(6,352)	(6,692)	+5.4%
Gross operating income	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(418)	(438)	+4.8%
Equity affiliates	864	1,140	+31.9%
Net income on other assets	53	40	(24.5%)
Pre-tax income on ordinary activities	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(272)	(172)	(36.8%)
Net income	**2,290**	**3,153**	**+37.7%**
Net income – Group share	**2,060**	**2,885**	**+40.0%**
Net income - Group share before integration-related costs	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	**69.6%**	**66.8%**	**(2.8 pts)**
ROE		**15.8%**	

✓ Strong growth in GOI: + 19.4%
- Dynamic growth in NBI: + 9.6%
- Costs contained: + 5.4%
- Cost/income ratio: -2.8 pts

✓ Risk-related costs stable at low level

✓ Substantial increase in contribution from equity affiliates

✓ Earnings up sharply :
- Net income (Group share): + 40.0%
- Annualised EPS: €2.66 (+ 40.8%)

* N.B.: unless stated otherwise, all 9M-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q3-05: continuation of dynamic first-half uptrends

€m	Q3-04*	Q3-05	Δ Q3/Q3*
Net banking income	**2,858**	**3,317**	**+16.1%**
Operating expenses	(2,079)	(2,229)	+7.2.%
Gross operating income	**779**	**1,088**	**+39.7%**
Risk-related costs	(109)	(177)	+62.4%
Equity affiliates	284	402	+41.5%
Net income on other assets	82	21	(74.4%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**
Integration-related costs	(108)	(28)	(74.1%)
Net income	**713**	**1,111**	**+55.8%**
Net income – Group share	**640**	**1,020**	**+59.4%**
Net income - Group share before integration-related costs	**712**	**1,034**	**+45.2%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**

✓ Strong growth of gross operating income:
- GOI: + 39.7%
- Cost/income ratio: 67.2% (- 5.5 pts)

✓ Risk-related costs up but still very low

✓ Low level of tax

✓ Deterioration in market climate for EFL and Finaref Nordic (€83m impairment loss on corresponding goodwill)

✓ Gains on asset disposals following creation of CACEIS (+ €88m)

✓ Net income – Group share: + 59.4%

* N.B.: unless stated otherwise, all Q3-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines

Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)



€m
184
210
192
224
176
189
324
486
272
456
92
122
CR
LCL
SFS
GA, ass, bq privée
BFI
BDI
Q3-04
Q3-05

Proprietary asset management and other activities: Q3-04 : €(204)m and Q3-05 : €(270)m

Contribution of business lines to pre-tax income on ordinary activities
(excl. Proprietary asset management and other activities and before integration-related costs)



7.4%
22.4%
14.9%
27.2%
9M-04
7.4%
27.0%
13.2%
27.4%
9M-05

Regional Banks
Increased momentum in deposit/funds-taking and lending, and sustained growth in operating income

LCL
Good business volumes and continued control over costs

Specialised financial services
Continuation of trends seen since the beginning of the year in consumer credit and strong growth in factoring

Asset management, insurance and private banking
Continued strong inflows in a buoyant market and substantial growth in operating income

Corporate and investment banking
Business momentum confirmed, sharp growth of the gross operating income, risk-related costs still very low

International retail banking
Substantial contribution from international holdings

* For SFS, excluding depreciation on goodwills

CRÉDIT AGRICOLE S.A.

Good profitability from all business lines

€ bn	9M-05		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.4	13.9%	20.9%
French retail banking – LCL	2.4	9.4%	25.8%
Specialised financial services*	2.2	8.8%	23.2%*
Asset management, insurance and private banking	6.1	24.7%	19.6%
Corporate and investment banking	8.3	33.7%	16.5%
International retail banking	2.4	9.5%	21.0%
Total business lines	**24.8**	**100.0%**	**19.8%**
Group			**15.8%**

* For SFS, excluding depreciation on goodwills

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

French retail banking – Regional Banks

Good performance from Regional Banks

Allocated capital	13.9%
Pre-tax income	13.3%

- ✓ NBI in individual accounts up 6.3% in 9m-05 vs 9m-04 and 5.2% in Q3-05 vs Q3-04
- ✓ Risk-related costs maintained at historically low levels
- ✓ Operating income adjusted for Crédit Agricole S.A. dividends received up 10.6% vs 9m-04

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Aggregate NBI	2,774	+5.2%	(12.5%)	9,028	+6.3%
Adjusted NBI*	2,799	+5.2%	(3.8%)	8,476	+4.6%
Operating expenses	(1,613)	+3.3%	(3.6%)	(4,919)	+2.6%
Aggregate gross operating income	**1,186**	**+7.8%**	**(4.0%)**	**3,557**	**+7.6%**
Risk-related cost	(70)	(22.4%)	(62.9%)	(415)	(10.6%)
Operating income	**1,115**	**+10.5%**	**+6.7%**	**3,142**	**+10.6%**
Cost/income ratio	57.6%	(1.0 pt)	+0.1 pt	58.0%	(1.1 pt)

- ✓ Contribution up 15.9% in 9m-05 and 6.6% in Q3 vs Q2-05

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net income accounted for at equity (25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Share of income from equity affiliates	209	+14.0%	+1.0%	653	+16.9%
Tax**	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Aggregate results of the 40 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received
** Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Continued robust growth in customer assets

✓ Inflows of €16.9bn in the first 9 months, including €7.8bn in the third quarter alone, driven chiefly by life insurance, equities and mutual funds.

✓ Continued strong growth in total customer assets: + 7.7% vs 30 September 2004, including:
- Passbook accounts and time deposits: + 12.1%
- Life insurance: + 11.6%
- Securities: + 13.1%



€bn
412.4
47.2
45.3
95.2
31.5
81.1
51.5
60.6
Sept 04
444.3
52.8
51.9
106.2
30.4
84.3
55.1
63.6
Sept 05

	Δ Sept/Sept
Total	+7.7%
Securities*	+11.7%
Mutual funds and REIF*	+14.6%
Life insurance	+11.6%
Time deposits, Popular savings plans (incl. savings bonds)	(3.5%)
Home purchase savings scheme	+4.0%
Passbook accounts**	+6.9%
Sight deposits	+5.0%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
** CSL, LEP, Codevi, etc.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in new lending and in loan book

- ✓ Continued growth in new medium and long-term lending: €40.9bn in first 9 months, up 13.3% vs 9m-04. Strong demand for mortgages in third quarter, with €9.7 bn in new lending.
- ✓ Total loan book up 9.6% vs September 2004.

Loan outstanding


€bn
236.2
22.0
14.1
37.8
19.7
29.0
113.6
Sept 04
258.9
24.0
14.7
41.9
20.4
28.3
129.4
Sept 05

	Δ Sept/Sept
Total	+9.6%
Local authorities	+9.0%
Consumer credit	+4.3%
SMEs	+10.8%
Professionals	+3.7%
Farming loans	(2.2%)
Home finance	+13.9%
Others	[illegible]

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.6%*

- ✓ Acceleration in fee income supported mainly by CA account services together with life and non-life insurance
- ✓ Securities fees driven by the Gaz de France OPO, in which the Regional Banks took a 25% market share
- ✓ Net interest margin up 2.4% in Q3-05 vs Q3-04 but subject to the impact of quarterly market variations on income from deposit taking



Fee income from customers
€m
2,694
406
272
972
1,044
9M-03
2,894
441
271
1,054
1,128
9M-04
3,133
482
303
1,169
1,179
9M-05
Δ 9M/9M
Total +8.3%
Services and other banking transactions +9.2%
Securities +11.9%
Insurance +10.8%
Account management and payment instruments +4.6%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 2.9%.

French retail banking – Regional Banks

Steady improvement in operating results

- ✓ Cost/income ratio still improving and cost of risk down despite growth in business and loan book
- ✓ High level of provision cover

Continuous improvement in cost/income ratio*



59.2%
58.0%
9M-04
9M-05

Trends in provisioning against bad and doubtful debts and cost of credit risk (bp) (excluding collective provisions)



69.2%
72.5%
Provisions/bad & doubtful debts outstanding
3.7%
3.2%
BDD/total loans outstanding
25 bp
17 bp
Cost of credit risk/total loans outstanding
9M-04
9M-05

* Aggregate cost/income ratio of the 40 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Steady growth in GOI

Allocated capital	9.4%
Pre-tax income	13.2%

- ✓ Good business volumes:
  - NBI up 2.4% (Q3-05 vs Q3-04)
  - Acceleration in business momentum in Q3-05 vs Q2-05
- ✓ Tight cost control confirmed, despite a rise in commercial investment as part of LCL's strategic plan
- ✓ Significant reduction in risk-related costs
- ✓ Over 9 months, GOI up 8.4% and cost/income ratio down 1.6 point

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7,0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	71.7%	(1.2 pt)	+3.5 pts	71.5%	(1.6 pt)
Allocated capital (€bn)				2.4	
ROE				25.8%	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Acceleration in deposit and funds-taking (+ 6.9% vs + 5.9% in H1)

- ✓ Satisfying trend in sight deposits across all markets (personal and business).
- ✓ Continued high growth in deposit-taking, thanks to innovative offerings (high-interest passbook accounts, 'Cerise' passbook account), offsetting the continuous erosion in traditional products (home finance savings schemes, popular savings plans).
- ✓ Good quarter in terms of other customer assets, with successful participation in Gaz de France OPO (13% market share) and brisk sales of mutual funds by branch network (€230m in inflows over the quarter).

€bn



117.1
9,2
27.4
28.9
5,1
0.8
14.3
11.8
19.6
Sept 04*
125.0
9,5
29.1
31.8
5,5
0.6
14.0
14.0
20.5
Sept 05

	Δ Sept/Sept*
Total	+ 6.9%
Securities	+3.0%
Mutual funds	+6.0%
Life insurance	+10.2%
Time deposits, savings bonds and certificates of deposits	+8.5%
Popular savings plans	(16.2%)
Home finance savings scheme	(1.7%)
Passbook accounts	+19.3%
Sight deposits	+4.6%

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking – LCL

Good growth dynamics in loan book (+ 8.9% vs + 6.6% at end June)

- ✓ Significant acceleration in growth in mortgage book.
- ✓ Confirmation of Q2-05 rebound in medium and long-term SME loans (new lending up 50% in 9m-05 vs 9m-04) and, to a lesser extent, professional loans (+ 7% in Q3-05 and + 5% in 9m-05).


€bn
47.5
8,6
7,6
6,1
25,2
Sept 04*
52.0
9,2
8,1
6,4
28,3
Sept 05

	Δ Sept/Sept*
Total	+8.9%
SME loans*	+6.7%
Professionals*	+5.5%
Consumer loans*	+3.6%
Home finance	+12.1%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

NBI up 2.4%*

- ✓ Despite a substantial increase in volumes, net interest margin down slightly due to persistently unfavourable 'market rates' in Q3-05.
- ✓ Conversely, growth in fee income picked up speed in Q3 (+ 6.2% vs Q3-04), driven by sustained business volumes in insurance (+11.2% in life and +10.7% in non-life) and securities (mutual fund sales and Gaz de France OPO impact).
- ✓ Rebound in fees from services and other banking transactions chiefly attributable to sustained growth in corporate finance transactions in the SME market.



YoY growth
€m
2,530
2,591
1,383
1,388
74
232
261
579
74
252
282
594
9M-04*
9M-05

	Δ 9M/9M*	Δ Q3/Q3*
TOTAL	**+2.4%**	**+2.4%**
Net interest margin	+0.4%	(0.8%)
Total fee and commission income	**+4.9%**	**+6.2%**
Services and other banking transactions	+0.4%	+5.3%
Securities management	+8.8%	+14.7%
Insurance	+7.9%	+11.0%
Account management and payment instruments	+2.6%	+1.0%



QoQ growth
834
854
454
450
24
79
81
197
25
91
90
199
Q3-04*
Q3-05

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Operating costs and risk-related costs

- ✓ Operating costs stable over 9 months, despite a significant increase in commercial investment due to change of brand and new opening branch plan (42 branches opened in past 12 months).
- ✓ Structural costs cut by €6m in Q3 and €23m in first 9 months, due to further productivity gains.
- ✓ Risk-related costs at an all-time low at end September, largely due to a reversal of reserves in the corporate market in Q3-05.

Trends in operating expenses


€m
1,849
Marketing investments
+27
Recurring expenses
(23)
1,853
73.1%
Cost/income ratio
71.5%
9M-04*
9M-05

Trends in risk-related costs** (incl. collective provisions)


73.7%
80.3%
81.5%
Loans-loss reserves/bad & doubtful debts outstanding
4.7%
4.3%
4.1%
BDD/total loans outstanding
45 bp
36 bp
31 bp
Cost of credit risk/weighted loans outstandings
2004*
June 05
9M-05

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

CRÉDIT AGRICOLE S.A.

Results of specialised financial services

Allocated capital	8.8%
Pre-tax income	11.7%

- ✓ Continued growth in consumer credit, supported in the international markets by partnerships
- ✓ Further reorganisation in lease finance
- ✓ Good dynamics in factoring, with NBI up 12.7% on a like-for-like basis and gross operating income by 33.9% vs 9m-04

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**601**	**+8.8%**	**+1.2%**	**1,798**	**+6.8%**
Operating expenses	(317)	+8.0%	+3.0%	(950)	+7.2%
Gross operating income	**284**	**+9.6%**	**(0.7%)**	**848**	**+6.5%**
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	**106**	**(39.7%)**	**(47.2%)**	**490**	**(5.0%)**
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	47	(62.5%)	(63.1%)	302	(12.9%)
Net income before integration-related costs and depreciation on goodwills	**130**	**+3.2%**	**+1.4%**	**385**	**+9.2%**
Cost/income ratio	52.8%	(0.4pt)	+0.9pt	52.8 %	+0.1pt
Allocated capital (€bn)				2.2	
ROE				23.2 %	

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Continued strong growth in consumer credit lending: +18.8% vs 9m-04 to €16.8bn driven by dynamic performance from foreign subsidiaries (+ 46%)
- ✓ 17.2% growth in consumer credit book vs Sept-04 due to strong performance in international markets (+ 45.7%) driven in particular by partnerships (+ €1bn over 9 months)
- ✓ Net income before integration-related costs and depreciation on goodwills up 11.8% driven by strong growth in NBI (+ 5.2% in 9m-05 vs 9m-04), cost/income ratio under 50% and tight cost control (+ 4.0% in 9m-05 vs 9m-04)
- ✓ Substantial growth in NBI in Italy and Germany (over 22% in Q3-05 vs Q3-04) and more contrasting situation in northern Europe.

Growth in managed loan book



€bn
30.2
2.2
4.5
31.7
2.5
4.7
35.4
2.9
5.1
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
Total +17.2%
Regional Banks +27.6%
Sofinco/LCL partnership +12.2%
Third party and JV +71.0%
Proprietary outstandings +12.5%

Geographic breakdown of loans outstanding



€bn
30.2
8.1
31.7
9.1
35.4
11.8
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
International +45.7%
France +6.7%

CRÉDIT AGRICOLE S.A.

Results of asset management, insurance and private banking

Allocated capital	24.7%
Pre-tax income	27.4%

- ✓ Continuation of excellent trends seen since early 2005, with 21.7% growth in assets under management (vs Sept-04) to €485.5bn
- ✓ Significant increase in contribution from all business segments
- ✓ Creation of CASAM, a JV between CAAM and Calyon combining the Group's expertise in structured products alternative investment and ETFs. CASAM is a major player in the market with 430 funds and over €33bn in assets under management
- ✓ Group's position in investor services strengthened by creation of CACEIS, no. 3 in Europe, no. 1 custodian bank and fund administrator in France, and no. 4 fund administrator in Luxembourg

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**816**	**+21.7%**	**+8.7%**	**2,345**	**+14.1%**
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	**474**	**+49.2%**	**+18.2%**	**1,315**	**+26.4%**
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net income on other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	**486**	**+49.9%**	**+19.4%**	**1,342**	**+29.2%**
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	310	+42.7%	+5.3%	895	+28.7%
Cost/income ratio	41.9%	(10.7pts)	(4.7pts)	43.9%	(5.5pts)
Allocated capital (€bn)				6.1	
ROE				19.6%	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

✓ Excellent business momentum with net inflows of €8.2bn in Q3-05 and €29.1bn in 9m-05, mainly in bond, alternative and structured funds.

✓ Broadened offering: Egeris for LCL, Selecta for the Regional Banks and Dynamo for institutional investors,...

✓ Continuing international expansion, with net inflows of €3.6bn in Q3-05 and €11.2bn in 9m-05 generated.



Assets under management
€bn
338.0*
304.6
33.4
Sept 04
347.0*
316.5
30.5
Dec 04
Inflows +29.1
Market +33.1
+7.2 Scope and method
416.4*
371.3
45.1
Sept 05
Δ Sept/Sept**
AUM +22.4%
France +20.7%
International +36.7%



Breakdown of AUM
19.2%
45.9%
22.8%
12.1%
Sept 04
14.9%
47.9%
22.7%
14.5%
Sept 05
Money markets
Bonds
Equities
Structured, alternative and other

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** On like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

✓ Improved performance in both France and international markets, reflecting growth in operating NBI and tight cost control in a buoyant market

✓ Positive trends in new business



€bn
Assets under management
68.6
25.9
42.7
Sept 04
67.8
26.0
41.8
Dec 04
Inflows
+ 0.6
Market
+6.8
Scope*
+2.2
77.4
28.2
49.2
Sept 05

	Δ Sept/Sept	
AUM	**+12.9%**	**+8.9%****
France	+8.9%	+8.9%**
International	+15.3%	+8.8%**

* Harmonisation of valuation methods in restructured international entities
** On a like-for-like basis

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Further strong growth in new business, with premium income for 9 months up 13.1% vs 9m-04 to €13.6bn
- ✓ Excellent performance in unit-linked business with €1.5bn in new inflows and in-force business up 22.7% vs Sept-04.
- ✓ Assets managed up 11.0% with heavier weighting to equity and structured products (+ 3.4 points vs Sept-04)



Assets under management*
€bn
125.8
14.5
111.3
129.4
15.3
114.1
139.7
17.8
121.9
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
AUM +11.0%
Unit-linked +22.7%
€ +9.5%



Breakdown of investment
(excl. Unit-linked)
1.2%
7.8%
3.5%
77.4%
10.0%
1.9%
5.3%
3.3%
76.9%
12.7%
Alternative products
Treasury
Real estate
Fixed income
Equity
Book value at Sept 04
Book value at Sept 05

* Mathematical provisions

CRÉDIT AGRICOLE S.A.

Non-life insurance

- ✓ Crédit Agricole now among top ten in France for motor, household, personal accident and legal protection insurance in the retail market, and number two non-life bancassurer France
- ✓ Dynamic innovative offering for all customers, whether personal or business (replacement of equipment by new one in homes for household, crop insurance for farmers, etc.)
- ✓ Combined ratio of 94.1%, down 2.1 points vs Q3-04


Premium income
€m
586.3
16.6
238.9
153.7
177.1
773.5
38.3
257.8
172.0
305.4
920.0
73.6
279.1
194.1
373.2
9M-03
9M-04
9M-05
Δ 9M/9M
Premium income +18.9%
Farming policies +92.2%
Car +8.3%
Comprehensive household +12.8%
Personal accident, health, legal protection and other +22.4%
O/w Finaref +17.2%


Personal accident positioning
Premium income (€m)
No. of contracts
120,000
100,000
80,000
60,000
40,000
20,000
0
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004
2005(e)

CRÉDIT AGRICOLE S.A.

Results of corporate and investment banking

Allocated capital	33.7%
Pre-tax income	27.0%

- ✓ Excellent performance in Q3-04 vs Q3-05: NBI +34% and GOI +77%
- ✓ GOI up 51% in 9m-05
- ✓ In a buoyant market but with strong pressure on margins, a good overall performance by Calyon reflecting:
  - its ability to capitalise on market opportunities;
  - an effective organisation structure.
- ✓ Temporary peak in risk-weighted assets due to sustained activity and brisk syndication volumes outstanding at 30 September 2005.

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	1,107	+34.3%	(1.1%)	3,258	+17.9%	+19.4%
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%	+5.7%
Gross operating income	416	+ 76.9%	(4.3%)	1,205	+50.9%	+53.1%
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)	
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%	
Net income on other assets	14	n.m.	n.m.	17	n.m.	
Pre-tax income on ordinary activities	456	+67.6%	(3.8%)	1,324	+54.5%	
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%	
Net income before integration-related costs	357	+72.3%	(2.3%)	1, 024	+55.9%	
Cost/income ratio	62.4%	(9.1 pts)	+1.3pt	63.0%	(8.1 pts)	
Allocated capital (€bn)				8.3		
ROE				16.5 %		

* 2004 data are on a like-for-like basis and on comparable methods
** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking


Trends in revenues
(€m)
824
396
428
+ 34%
+ 17%
+ 50%
1,107
464
643
2,763
1 270
1 493
+ 18%
+ 9%
+ 25%
3,258
1 387
1 871
Q3-04
Q3-05
9M04
9M05
Financing activities
Investment banking and capital markets

Revenues heavily weighted to international activities


France 32%
Europe 32%
Americas 23%
Asia 10%
Africa, Middle-East* 3%

- ✓ Sharp rise in Q3-05 revenues vs Q3-04 confirming Calyon's good growth dynamics since its creation.
- ✓ Strong overall growth in first 9 months, with 18% increase in revenues.
- ✓ Balanced geographical mix, with 68% of revenues generated outside France.

* Excluding BSF, which is accounted for at equity

CRÉDIT AGRICOLE S.A.

Financing activities: dynamic and efficient (cost/income ratio < 45%)


(€m)
Trends in revenues
396
+ 17%
464
246
254
Structured finance
1,270
+ 9%
1,387
716
792
Q3-04
Q3-05
9M 04
9M 05


Trends in cost/income ratio
49,2%
43,5%
52,6%
44,2%
Q3 04
Q3 05
9M 04
9M 05

- ✓ Confirmation of strong growth already seen in Q1-05 and Q2-05:
  - Revenues up 17% in Q3-05 and 9% in 9m-05, with the erosion in margins more than offset by sustained origination,
  - GOI up by about 30% for both Q3-05 and 9m-05.
- ✓ Steady volumes in structured finance:
  - Acquisition finance: NBI +25% in 9m-05;
  - Project finance: 1st/2nd mandated arranger in the world.
- ✓ Cost/income ratio down 8.4 points over 9 months.
- ✓ Continued low risk-related costs.

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking: good performance across all activities in Q3-05



(€m)
Trends in revenues
428
157
271
+ 50%
643
255
388
1,493
606
887
+ 25%
1,871
677
1 194
Q3-04
Q3-05
9M 04
9M 05
Capital market activities
Brokerage and advisory services



Trends in VaR (1 day –99%)
25
24
19
17
16
17
30/06/04
30/09/04
31/12/04
31/03/05
30/06/05
30/09/05

✓ Excellent Q3-05 with strong growth in activity:

- Sharp rebound in credit and interest rate derivative markets vs Q2-05 (revenues up x2);
- Further growth in equity derivatives (+ 34% vs Q2-05);
- High brokerage revenues (+76% vs Q3-04) with good growth across all markets;
- In investment banking, continued momentum in activity with some major new mandates in advisory services and primary equity market (Suez, Gaz de France).

✓ Over 9 months, excellent overall performance with NBI up 25%, GOI up 2.2 times and cost/income ratio down 9.8 points.

CRÉDIT AGRICOLE S.A.

Results of international retail banking

Allocated capital	9.5%
Pre-tax income	7.4%

✓ Net income up 31% in 9m-05, accounting for 11.4% of Crédit Agricole S.A. consolidated net income.

✓ Substantial contribution from international holdings (Intesa and BES) reflected in strong growth in income from equity affiliates (+ 41.2% vs 9m-04).

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%
Gross operating income	**9**	**(46.7%)**	**(28.2%)**	**32**	**(33.7%)**
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net income on other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	88.3%	+19.5pts	+2.3pts	86.0%	+10.3pts
Allocated capital (€bn)				2.4	
ROE				21.0%	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Sharp adverse market effect on NBI from financial management (- €117m vs Q2-05)
- ✓ €11m increase in financing costs vs Q3-04
- ✓ Private equity: NBI €37m in Q3-05 (vs €(82.5)m in Q3-04)
- ✓ Gains on asset disposals following creation of CACEIS (+ €88m)

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93. 0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	n.m.	n.m.	**(760)**	n.m.
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	**(73)**	**(69.1%)**	**(47.5%)**	**(348)**	**(10.8%)**

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio maintained at 7.8%, as at 30 June 2005, with risk-weighted assets up 4.9% over the quarter

Capital (Shareholders' equity and subordinated debt)


€bn
50.8
52.5
20,2
20,1
27,7
29,4
June 05
Sept 05

	Δ Sept 05/June 04
Subordinated debt and similar*	(0.5%)
Preferred shares	+3.4%
Shareholders' equity Group share	+6.1%
Total	**+3.3%**

Risk-weighted assets (€bn) and Cooke ratio (%)


€235.9bn
€247.5bn
8,2%
8,2%
7,8%
7,8%
June 05
Sept 05
International solvency ratio
O/w Tier 1

* O/w €0.6 billion deeply subordinated notes

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

French retail banking – Regional Banks

French retail banking – LCL

Specialised financial services

Asset management, insurance and private banking

Corporate and investment banking

International retail banking

Proprietary asset management and other activities

Financial data

Group Crédit Agricole highlights

Appendices

Consolidated income statement

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05	Sept 05
Equity group share	44.8	47.0	49.6
Preferred shares	2.8	2.9	3.0
Subordinated debt	17.5	18.9	18.8
Total risk-weighted assets	428.0*	455.0	473.5
International Solvency Ratio	**10.4%***	**9.9%**	**9.9%**
Tier 1 ratio	**7.9%***	**7.6%**	**7.8%**

* In French GAAP



CRÉDIT
AGRICOLE S.A.



Results for Q3-05 and the first nine months of 2005

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

- Consolidated results by business line

Progress report on synergies

Movements in consolidated capital

Capital allocation

Trends in risk

Additional information on business lines

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Proprietary asset management and other activities

Consolidated balance sheet at 30 September 2005

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset *management*, insurance and private banking		Corporate and investment banking		*International* retail banking		Proprietary asset management and other activities		Group	
	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05
Net banking income			**834**	**854**	**552**	**601**	**671**	**817**	**824**	**1,107**	**54**	**76**	**(77)**	**(137)**	**2,858**	**3,317**
Operating expenses			(608)	(612)	(294)	(317)	(353)	(342)	(589)	(691)	(37)	(67)	(198)	(199)	(2,079)	(2,229)
Gross operating income			**226**	**242**	**258**	**284**	**318**	**474**	**235**	**416**	**17**	**9**	**(275)**	**(336)**	**779**	**1,088**
Risk-related costs			(34)	(18)	(82)	(96)	7	4	14	(8)	2	(1)	(16)	(59)	(109)	(177)
Equity affiliates	184	209	-	-	(1)	1	(1)	8	22	34	73	114	6	35	284	402
Net income on other assets	-	-	-	-	-	(83)	-	-	-	14	-	-	81	90	82	21
Integration-related costs	-	-	-	-	(2)	(3)	(14)	2	(23)	(18)	-	-	(69)	(9)	(108)	(28)
Pre-tax income	**184**	**209**	**192**	**224**	**174**	**103**	**310**	**488**	**249**	**438**	**92**	**122**	**(273)**	**(279)**	**928**	**1, 306**
Tax*	-	(4)	(55)	(67)	(49)	(58)	(102)	(175)	(59)	(90)	(2)	(1)	51	201	(215)	(195)
Net income	**184**	**205**	**137**	**157**	**125**	**45**	**208**	**313**	**190**	**348**	**90**	**121**	**(222)**	**(78)**	**713**	**1,111**
Minority interests															(73)	(91)
Net income - Group share															**640**	**1,020**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	9M-04	9M-05	9M-04**	9M-05	9M-04	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04	9M-05
Net banking income			**2,529**	**2,591**	**1,682**	**1,797**	**2,055**	**2,345**	**2,763**	**3,258**	**198**	**227**	**(96)**	**(209)**	**9,132**	**10,011**
Operating expenses			(1,848)	(1,853)	(886)	(949)	1,015	1,030	(1,964)	(2,053)	(150)	(195)	(489)	(610)	(6,352)	(6,692)
Gross operating income			**681**	**738**	**796**	**848**	**1,040**	**1,315**	**799**	**1 205**	**48**	**32**	**(585)**	**(819)**	**2,780**	**3,319**
Risk-related costs			(113)	(90)	(271)	(278)	(5)	8	21	16	(9)	(13)	(41)	(80)	(418)	(438)
Equity affiliates	559	653	-	-	(3)	3	4	22	58	86	244	344	2	31	864	1,140
Net income on other assets	-	-	-	-	(6)	(83)	-	(2)	(21)	17	-	-	80	108	53	40
Integration-related costs	-	-	-	-	(10)	(21)	(36)	(28)	(97)	(58)	-	-	(129)	(65)	(272)	(172)
Pre-tax income	**559**	**653**	**568**	**648**	**506**	**469**	**1,003**	**1,315**	**760**	**1,266**	**283**	**363**	**(6)**	**(825)**	**3,007**	**3,889**
Tax*	**(60)**	**(75)**	(170)	(194)	(166)	(181)	(331)	(438)	(178)	(281)	(7)	(2)	196	435	(717)	(736)
Net income	**499**	**578**	**398**	**454**	**340**	**288**	**672**	**877**	**582**	**985**	**276**	**361**	**(477)**	**(390)**	**2,290**	**3,153**
Minority interests															(230)	(268)
Net income - Group share															**2,060**	**2,885**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods.

CRÉDIT AGRICOLE S.A.

Consolidated results by business line

In €m	French retail banking – Regional Banks							French retail banking – LCL						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	-	-	-	-	-	-	-	**827**	**868**	**834**	**867**	**837**	**900**	**854**
Operating expenses	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)
Gross operating income	-	-	-	-	-	-	-	**197**	**258**	**226**	**238**	**210**	**287**	**242**
Risk-related costs	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)
Equity affiliates	219	156	184	174	236	208	209	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**154**	**222**	**192**	**182**	**169**	**256**	**224**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	(47)	(68)	(55)	(64)	(51)	(77)	(67)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**107**	**154**	**137**	**118**	**118**	**179**	**157**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Consolidated results by business line

In €m	Specialised financial services							Asset management, insurance and private banking						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**682**	**701**	**671**	**694**	**777**	**751**	**817**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(321)	(340)	(353)	(341)	(338)	(350)	(342)
Gross operating income	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**361**	**361**	**318**	**353**	**439**	**401**	**474**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(1)	(10)	7	(4)	-	4	4
Equity affiliates	-	(3)	(1)	1	1	-	1	2	2	-	10	10	4	8
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	(9)	-	(1)	-
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(6)	(16)	(14)	(17)	(12)	(19)	2
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**356**	**337**	**310**	**333**	**437**	**389**	**488**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(116)	(113)	(102)	(82)	(155)	(107)	(175)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**240**	**224**	**208**	**251**	**282**	**282**	**313**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Corporate and investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)
Gross operating income	**285**	**279**	**235**	**264**	**355**	**435**	**416**
Risk-related costs	(39)	46	14	22	14	10	(8)
Equity affiliates	17	19	22	16	22	30	34
Net income on other assets	2	(24)	1	(4)	4	(1)	14
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Financing activities							Investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**565**	**500**	**428**	**563**	**610**	**618**	**643**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(451)	(451)	(394)	(473)	(476)	(475)	(489)
Gross operating income	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**114**	**49**	**34**	**90**	**134**	**143**	**154**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(2)	(6)	19	(14)	1	(5)	-
Equity affiliates	17	19	21	17	22	30	33	-	-	1	(1)	-	-	1
Net income on other assets	2	(21)	-	(2)	-	1	-	-	(3)	1	(2)	4	(2)	14
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(4)	(26)	(3)	(108)	(14)	(15)	(13)
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(17)	(9)	(13)	2	(31)	(33)	(32)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	International retail banking							Proprietary asset management and other activities						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(138)	(154)	(198)	(170)	(190)	(221)	(199)
Gross operating income	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(14)	(11)	(16)	(5)	(11)	(10)	(59)
Equity affiliates	85	86	73	103	123	107	114	6	(9)	6	2	(4)	1	35
Net income on other assets	-	-	-	(3)	(3)	3	-	(1)	-	81	(34)	4	13	90
Integration-related costs	-	-	-	-	-	-	-	(27)	(33)	(69)	(145)	(15)	(40)	(9)
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	159	(15)	51	221	148	86	201
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Group						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)
Gross operating income	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)
Equity affiliates	329	251	284	305	388	350	402
Net income on other assets	(5)	(24)	82	(71)	5	14	21
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**

CRÉDIT AGRICOLE S.A.

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
620
760
2003
2004 target
2004
2005 target
Synergies secured at 30.09.05
2006 target

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	**26,110***	**3,888**	**29,998**	**18,772**
Capital increase	395		395	
Dividend paid in 2005	(954)	(287)	(1,241)	
Change in share of the Regional Banks' retained earnings**	145		145	
Change in foreign exchange translation reserves	207	222	429	
Unrealised gains or losses	480		480	
9M-05 results	2,885	268	3, 153	
Other	143*	6	149	
30 September 2005	**29,411**	**4,097**	**33,508**	**20,060**

* The final effect of conversion to IFRS will be disclosed with the 2005 Annual accounts
** Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 04*	Sept 05
Credit risks	195.0	228.6
Market risks	20.6	18.9
Total risk-weighted assets	**215.6**	**247.5**
Tier 1	17.6	20.3
Tier 2	14.2	15.3
Tier 3	1.2	0.8
Deductions	14.5	16.2
Total net regulatory capital	**18.5**	**20.2**
Tier 1 solvency ratio	**8.0%**	**7.8%**
Total solvency ratio	**8.6%**	**8.2%**

* In French GAAP

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		Sept 04		Dec 2004		Sept 2005	%
SAS Rue la Boétie	771,841,801		783,146,587		794,929,524		818,788,107	54.68%
SNC Crédit Agricole Transactions*	14,771,187		6,102,837		-		-	-
Treasury shares**	15,681,762		22,214,851		29,324,633		26,554,835	1.77%
Shares held by Group companies***	-		-		1,839		5,051,431	0.34%
Float****	671,227,687		662,058,162		649,266,441		646,927,928	43.21%
Total shares in issue	**1,473,522,437**		**1,473,522,437**		**1,473,522,437**		**1,497,322,301**	**100%**
	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,453,673,857	1,472,776,470	1,451,304,844	1,446,345,543	
Net income - Group share	€1,026 m	€1,140m	€1,728m	€2,060m	€2,203m	€2,501m	€2,885m	
Annualised net income per share	€0.865	€0.851	€1.564	€1.889	€1.496	€1.723	€2.660	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.179**	**€2.061**	**€2.144**	**€1.969**	**€2.763**	

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 30 September 2005, including 75,176,997 shares (5.02%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2003 has not been restated for IAS/IFRS

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€ bn	Sept 04	(%)	Sept 05	(%)
French retail banking	**5.4**	**24.1**	**5.8**	**23.3**
- Regional Banks	*3.2*		*3.4*	
- LCL	*2.2*		*2.4*	
Specialised financial services	**1.9**	**8.6**	**2.2**	**8.8**
Asset management, insurance and private banking	**5.5**	**24.7**	**6.1**	**24.7**
Corporate and investment banking	**7.2**	**32.0**	**8.3**	**33.7**
Of which Capital markets and investment banking	*2.4*		*2.5*	
Of which Financing activities	*4.8*		*5.8*	
International retail banking	**2.4**	**10.6**	**2.4**	**9.5**

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Risk-weighted assets for capital allocation per business line

€ bn	June 05	Sept 05
French retail banking	**93.3**	**94.3**
- Regional Banks	53.8	55.2
- LCL	39.5	39.1
Specialised financial services	**35.8**	**36.1**
Asset management, insurance and private banking	**13.1**	**15.1**
Corporate and investment banking	**125.3**	**135.4**
International retail banking	**3.2**	**2.9**

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.

€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	Sept 05
Gross customer and interbank loans outstanding	209,268	253,632
Bad and doubtful loans	8,745	8,186
Loan loss reserves**	7,345	7,279
Doubtful loan ratio	4.2%	3.2%
Ratio of reserves to doubtful loans**	84.0%	88.9%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)

€ m	Sept 04***	Dec 04***	Sept 05***
Customer loans	236,192	242,859	258,891
Bad and doubtful loans	8,665	8,343	8,296
Loan loss reserves	5,992	5,858	6,016
Doubtful loan ratio	3.7%	3.4%	3.2%
Ratio of reserves to doubtful loans	69.2%	70.2%	72.5%

* Principal only
** Including collective reserves
*** French GAAP

CRÉDIT AGRICOLE S.A.

Market risk

✓ Overall VaR (99% - 1 day) at 30 September 2005: €21m for Crédit Agricole S.A. Group, of which €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 September 2005				31 December 2004
	Minimum	Maximum	Average	30 Sept 2005	
Treasury	4	8	6	6	7
FX and commodities	2	7	4	6	2
Interest-rate derivatives	8	11	10	8	9
Credit and liquid bonds	6	13	8	7	13
Structured credit	1	4	2	4	1
Equities	5	7	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**21**	**25**

Specialised financial services

Consumer credit highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**495**	**+7.1%**	**+2.8%**	**1, 466**	**+5.2%**
Operating expenses	(242)	+2.8%	+1.7%	(726)	+3.8%
Gross operating income	**253**	**+11. 7%**	**+3.8%**	**740**	**+6.6%**
Risk-related costs	(85)	+16.9%	+6.4%	(254)	+4.0%
Equity affiliates	1	n.m.	+66.7%	3	n.m.
Net income on other assets	(34)	n.m.	n.m.	(34)	n.m.
Integration-related costs	-	(100%)	(100%)	(4)	(32.8%)
Pre-tax income	**135**	**(10.5%)**	**(15.5%)**	**451**	**+2.5%**
Tax	(52)	+17.1%	(7.1%)	(157)	+5.9%
Net income	83	(22.0%)	(20.0%)	294	+0.8%
Net income before depreciation on goodwills	117	+10.0%	+12.7%	328	+12.4 %

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**59**	**(7.5%)**	**(7.5%)**	**190**	**(9.8%)**
Operating expenses	(43)	+11.5%	+7.3%	(124)	+0.5%
Gross operating income	**16**	**(35.8%)**	**(31.8%)**	**66**	**(24.3%)**
Risk-related costs	(11)	+54.2%	X4.4	(22)	+4.2%
Net income on other assets	(49)	n.m.	n.m.	(49)	n.m.
Integration-related costs	-	n.m.	(100%)	(6)	+59.5%
Pre-tax income	**(44)**	**n.m.**	**n.m.**	**(11)**	**n.m.**
Tax	1	n.m.	n.m.	(13)	(9.7%)
Net income	(43)	n.m.	n.m.	(24)	n.m.
Net income before depreciation on goodwills	6	(60.6%)	(17.6%)	25	(40.8%)

Specialised financial services

Factoring highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**47**	**+76.2%**	**(2.9%)**	**141**	**+82.1%**
Operating expenses	(30)	+72.7%	(5.7%)	(92)	+65.6%
Gross operating income	**17**	**+82.8%**	**+2.4%**	**49**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(2)	(63.3%)
Integration-related costs	(3)	n.m.	(54.2%)	(11)	n.m.
Pre-tax income	**14**	**+93.2%**	**X2.2**	**36**	**X2.1**
Tax	(6)	X2.7	X30.5	(12)	X2.3
Net income	8	+60.8%	+32.3%	24	+100.0%

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)



€bn
68.6
125.8
338.0
399.0
67.8
129.4
347.0
405.8
78.4
139.7
416.4
485.5
Sept 04
Dec 04
Sept 05
CAC 40 : 3,641
3,821
4,600

Total AUM: + 21,7%		
Private banking + 8.9%*	Life insurance + 11.0%	Asset managt + 22.4%*

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**350**	**+15.5%**	**+10.5%**	**988**	**+13.2%**
Operating expenses	(178)	(10.3%)	(3.3%)	(538)	(1.8%)
Gross operating income	**172**	**+64.5%**	**+29.5%**	**450**	**+38.6%**
Risk-related costs	1	(63.6%)	(66.7%)	3	+7.4%
Net income on other assets	-	-	-	(2)	-
Equity affiliates	1	n.m.	n.m.	1	n.m.
Integration-related costs	5	n.m.	n.m.	(4)	n.m.
Pre-tax income	**179**	**+89.0%**	**+38.7%**	**448**	**+50.5%**
Tax	(65)	X2.1	+54.0%	(161)	+67.5%
Net income	**114**	**+80.6%**	**+31.2%**	**287**	**+42.4%**

* On a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Insurance highlights

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**341**	**+35.6%**	**+10.1%**	**983**	**+19.5%**
Operating expenses	(67)	+29.1%	(8.8%)	(206)	+23.2%
Gross operating income	**274**	**+37.3%**	**+15.9%**	**777**	**+18.5%**
Risk-related costs	-	(100%)	(100%)	-	n.s.
Equity affiliates	10	n.m.	X2.5	21	X 8,4
Integration-related costs	-	(100%)	(100%)	(16)	X 2,6
Pre-tax income	**284**	**+41.9%**	**+23.4%**	**782**	**+ 20,7%**
Tax	(104)	+65.6%	+83.6%	(254)	+ 17,2%
Net income	**180**	**+31.0%**	**+3.7%**	**528**	**+ 22,4%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**125**	**+7.9%**	**+0.6%**	**375**	**+4.1%**
Operating expenses	(97)	(5.1%)	+4.8%	(286)	(4.3%)
Gross operating income	**28**	**X2.1**	**(11.7%)**	**89**	**+46.1%**
Risk-related costs	3	+60.0%	X16	4	n.m.
Equity affiliates	(2)	+100%	n.m.	-	(100%)
Integration-related costs	(3)	n.m.	(3.2%)	(8)	n.m.
Pre-tax income	**26**	**+68.4%**	**(12.1%)**	**85**	**+47.0%**
Tax	(6)	(8.5%)	(13.3%)	(22)	+22.7%
Net income	**20**	**X2.3**	**(11.7%)**	**63**	**+58.1%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**464**	**+17.1%**	**(7.5%)**	**1,387**	**+9.3%**	**+10.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)	(7.6%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**	**+30.2%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%	
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%	
Net income on other assets	-	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**	
Tax	(60)	+18.6%	**(18.7%)**	(192)	+23.9%	
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**	
Cost/income ratio	**43.5%**	**(5.7 pts)**	**+1.6 pt**	**44.2%**	**(8.4 pts)**	
ROE				**15.7%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**	**+ 27,3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%	+ 12,6%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**	**X 2,2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.	
Equity affiliates	1	-	n.m.	1	-	
Net income on other assets	14	n.m.	n.m.	16	n.m.	
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**	
Tax	(39)	X2.7	+13.0%	(109)	X2.4	
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**	
Cost/income ratio	**76.0%**	**(16.1 pts)**	**(0.8 pt)**	**77.0%**	**(9.8 pts)**	
ROE				**18.2%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	9M-04	9M-05
Cost of financing	(826)	(892)
Financial management	408	331
Other business	68	138
Work-out activities	254	214
Net banking income	**(96)**	**(209)**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 September 2005 and 31 December 2004

€bn

Assets	31/12/04	30/09/05
Cash, central banks, French postal system	23.6	15.2
Financial assets at fair value per result	291.4	347.8
Financial assets available for sale	134.8	146.3
Loans and due from banks and customers	374.0	433.9
Financial assets held to maturity	19.0	20.0
Accrued income and sundry assets	57.1	84.8
Fixed assets	19.9	21.3
Goodwill	13.3	13.5
	933.1	**1, 082.8**

€bn

Liabilities	31/12/04	30/09/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.6	269.5
Payables to banks and customers	387.3	413.3
Debt securities in issue	93.1	104.6
Accrual and sundry liabilities	49.9	79.1
Insurance contract's technical reserves	141.8	157.8
Contingency reserves and subordinated debt	22.9	24.2
Shareholders' equity	26.1	29.4
Minority interests	3.9	4.1
	933.1	**1,082.8**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

November 7, 2005

Please see attached English language translation.

Exhibit 3.3A

English translation from French

Crédit Agricole S.A. AMF Notice published November 4, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 10/31/2005 AND 11/04/2005

date of transaction	number of shares	weighted average price	amount
sale on 10/31/2005	18,962	24.20	458,880.40
sale on 11/02/2005	23,799	24.40	580,695.60
sale on 11/03/2005	5,578	24.98	139,338.44
sale on 11/04/2005	1,007	24.80	24,973.60
	49,346	24.40	**1,203,888.04**